

3 R's

COURIER 2009 ANNUAL REPORT

Financial Highlights	2009	2008
Dollars in millions except net loss per diluted share		
Sales	$ 248.8	$ 280.3
Net loss	$ (3.1)*	$ (0.4)*
Net loss per share	$ (0.27)*	$ (0.03)**

* Includes restructuring and non-cash impairment charges of $20.4 million or $1.13 per share

** Includes a non-cash impairment charge of $23.6 million or $1.25 per share

We all remember the 3R's from grade school, and they've served us well. Here at Courier, reading has always been number one, supported by the writing and arithmetic that have made it happen for 185 years.

But in times like these, the old formulas aren't enough. No matter what your business, you have to rethink and reinvent. Build on the best and change the rest. Adjust your course while keeping it true.

That was the challenge of fiscal 2009, and we met it. Results were down, but we did what we had to do to gain a better position for both recession *and* recovery. And along with those original R's, we've got three more to help point the way.

Resources

Since 2003, Courier has invested more than $80 million in advanced capabilities for four-color and religious book production. One example: bringing soft proofing right into the pressroom to ensure accurate, consistent color reproduction throughout each run.

Capacity. Efficiency. Speed. Quality. Environmental responsibility. We're one of the few at the top of the industry with the resources and willingness to meet every customer's needs without compromise. With the completion of two multi-year capital equipment upgrades, we now have North America's most efficient four-color book plant and unique capabilities for producing religious scripture.



We produce millions of textbooks each year for students at every level. In 2009, with elementary and high school budgets squeezed by the recession, we focused on the college market and succeeded in gaining both volume and share. We also capitalized on our four-color capacity to attract new accounts in specialty trade.

With major projects completed, capital spending has declined significantly since 2007.

2007	2008	2009
$26 MILLION	$13 MILLION	$10 MILLION



Responsiveness

Bright colors, brand appeal and value pricing come together in Dover Publications' *Sesame Street Activity Books*. The first 15 titles in this fast-growing series launched in September 2009. Children's books are a key growth category for Dover.

We felt the recession in both publishing and manufacturing. But we identified and cultivated up markets within the down, becoming not just leaner but more nimble. By integrating key functions across our publishing businesses, we brought more books to more channels and simplified fulfillment while cutting costs. In book manufacturing, we scaled back one-color operations but pushed hard in four-color and achieved a nine percent gain.







Home-grown vegetables and backyard grilling were both big in 2009, as families embraced the pleasures of eating healthy and saving money. Creative Homeowner captured both sides of this trend with two top-selling titles, *3-Step Vegetable Gardening* and *Char-Broil Everybody Grills*!

Courier Green Edition titles:	May 2008	September 2009
	6	697



Relationships

Generations of slow, steady growth have made Courier a world leader in the manufacture of religious texts. Production was off this year, but we remain committed to our customer's long-term global program of expanded scripture distribution.

It's a formula that never goes stale: fairness, respect and mutual success. Today our relationships are stronger than ever, thanks to continual innovation focused on delivering the best service in the industry. We're proud to have some of the longest-running customer relationships in America—whether they're with publishers, retailers or individual readers. And we approach every new situation with that objective in mind.







The pleasures of books touch the eye, mind and hand in endless combinations. Past and future, fact and fiction, beauty and truth—it's all there. Every book invites us to consider new possibilities. We love creating new possibilities for books.

Dover Sampler email subscribers:	2006	2009
	928,000	1,864,000

Dear Shareholders, Customers, Employees and Friends

We knew fiscal 2009 would be a challenge, and it was. But we took tough measures early in the downturn to reduce costs and align our capacity with changing market conditions. The resulting efficiencies also improved our performance for customers, enabling us to seize incremental opportunities as the recession wore on. We finished the year with our sales off 11 percent but our dividend intact, our debt cut almost in half, and our customer relationships stronger than ever. Meanwhile, the benefits of running a more focused, highly efficient organization will continue to accrue to us whether the economy improves or not.

Results

- Sales were $249 million, down from $280 million in fiscal 2008.
- We had a net loss of $3 million, or $.27 per diluted share, including a non-cash impairment charge of $16 million and restructuring charges of $5 million. Excluding these charges, we had net income of $10.2 million or $.86 per share.
- We paid our debt down by more than $10 million to less than $14 million.
- We paid $10 million in dividends to shareholders. In November 2009 we renewed our dividend for the 16th consecutive year.
- We were honored by Printing Industries of America for the tenth year in a row as one of the "Best Workplaces in the Americas."

With the completion of multi-year capital equipment upgrades at our big four-color plant in Kendallville, Indiana and our religious printing plant in Philadelphia, we're blessed with extraordinary efficiency and versatility as a book manufacturer. But we continue to move forward towards ever-better service to customers who are acutely concerned about both quality and costs. This year we entered into agreements relating to world-class digital printing technology for delivery next year. In doing so, we reaffirmed our confidence in the long-term strengths of our markets and the enduring value of print as an effective means of delivering book-length content.

E-books have come a long way since they first appeared. But in our markets, print remains paramount. For students and teachers, there's no substitute for the ability to lay a book open, flip pages, compare diagrams and add notes. In the world of scripture, the book is a holy vessel. And across dozens of categories in specialty trade, high-impact color production is often what closes the sale. It was true in 2000, it was true in 2009, and it will be true in 2010 and beyond.

Not that sales were easy in 2009. With consumers and retailers everywhere facing uphill battles, we felt it across the board. As a book manufacturer, we saw a sharp decline in one-color business as the recession compounded the effect of the industry's continuing shift to four-color production. We responded by closing our smallest one-color facility, consolidating one-color work elsewhere, and successfully marketing our four-color capabilities to a larger audience. Meanwhile, as a book publisher, we moved aggressively to meet hesitant consumers halfway with a sharper product focus and attractive options at lower price points. We also wound down Creative Homeowner's unprofitable book distribution service, thereby saving nearly $3 million a year.

Overall, book manufacturing revenues were down eight percent, with declines in educational and religious sales offsetting a modest increase in specialty trade. In education, we faced two very different markets, with elementary and high school textbook spending stopped cold in many districts, but the college market alive and well. We took advantage of that opportunity, drawing on our long experience and strong relationships in higher education to outpace the broader market. In religion, a down year was not surprising given the adverse fundraising environment faced by our largest customer. What's more important to us is that our relationship with that customer remains solid and growing. This year we took on additional responsibilities for international scripture distribution.

We also have great customers who, like Courier, have weathered severe storms in the past and have the resources and focus to succeed in the long term.

While revenues in our publishing segment were down 24 percent for the year, the biggest factor in that decline was the absence of book distribution revenues at Creative Homeowner, a change we engineered ourselves as described above. As the weak housing market continued to dampen sales of Creative Homeowner titles, the company reached out to additional consumers through new sales channels and high-value content such as its *Smart Guide* series on home improvement and the grilling and gardening titles featured earlier in this report. Sales at the segment's other businesses, Dover Publications and Research & Education Association (REA), were down by smaller percentages. But like Creative Homeowner, both brands fought back with appealing titles and stronger design. Dover had its first-ever leader in the crafts category with a new *Fair Isle Knitting* book, while REA transformed its Advanced Placement series with a distinctive new look that stands out on store shelves and speaks directly to students' concerns.

Outlook

While we are encouraged by positive indicators in some areas of the economy, we have yet to see them in our own. Consumers and retailers are still skittish, which affects all of our publishing businesses as well as many of our book manufacturing customers. School budgets will be hard pressed to grow in the near term, the environment for charitable donations remains uncertain, and pricing pressure everywhere is intense.

On the other hand, we face fiscal 2010 with the benefit of significant cost reductions and productivity gains in both of our business segments. We also have great customers who, like Courier, have weathered severe storms in the past and have the resources and focus to succeed in the long term. And we have the crucial advantage of an outstanding workforce, which has given its all through this year of trials and uncertainties while continuing to deliver the best service in the industry.

I'm proud of the way our company came through the challenges of fiscal 2009. We entered a deep recession, made difficult decisions early on, and then executed at a high level. We responded to circumstances, but we kept our focus, stayed true to our values, and prepared for the future. It's the way we operate in good times and bad. It's the way we'll operate in 2010.



James F. Conway III
Chairman, President and
Chief Executive Officer

Form 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(MARK ONE)
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 26, 2009

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________

Commission file number 0-7597

Courier Corporation

A Massachusetts corporation
I.R.S. Employer Identification No. 04-2502514

15 Wellman Avenue, North Chelmsford, Massachusetts 01863, Telephone No. 978-251-6000

Securities registered pursuant to Section 12(b) of the Act: Preferred Stock Purchase Rights
Securities registered pursuant to Section 12(g) of the Act: Common Stock, $1 par value

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 of 15(d) of the Act. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [ ] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of the Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. (See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.)

Large accelerated filer [ ] Accelerated filer [X] Non-accelerated filer [ ] (Do not check if a smaller reporting company) Smaller reporting company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [X]

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold as of the last business day of the registrant's most recently completed second fiscal quarter (March 28, 2009).

Common Stock, $1 par value - $114,562,178

Indicate the number of shares outstanding of each of the registrant's classes of common stock as of November 20, 2009.

Common Stock $1 par value – 11,956,586

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's proxy statement dated December 4, 2009 for the Annual Meeting of Stockholders to be held on January 20, 2010 are incorporated herein by reference to Part III of this Form 10-K.

TABLE OF CONTENTS

PART I

Item 1. Business.

INTRODUCTION

Courier Corporation, together with its subsidiaries, ("Courier," the "Company," "We," "Our," or "Us") is among America's leading book manufacturers and specialty publishers. Courier Corporation, founded in 1824, was incorporated under the laws of Massachusetts on June 30, 1972. The Company has two business segments: book manufacturing and specialty publishing.

The book manufacturing segment focuses on streamlining the process of bringing books from the point of creation to the point of use. Based on sales, Courier is the third largest book manufacturer in the United States, offering services from prepress and production through storage and distribution. Courier's principal book manufacturing markets are religious, educational and specialty trade books with products including Bibles, educational textbooks and consumer books. On October 17, 2005, the Company acquired Moore-Langen Printing Company, Inc. ("Moore Langen"), an Indiana-based printer specializing in manufacturing book covers, which is included in this segment. Revenues from this segment accounted for approximately 85% of Courier's consolidated revenues in fiscal 2009.

The specialty publishing segment consists of Dover Publications, Inc. ("Dover"), Research & Education Association, Inc. ("REA"), which was acquired on January 6, 2004, and Federal Marketing Corporation, d/b/a Creative Homeowner ("Creative Homeowner"), which was acquired on April 28, 2006. Dover publishes over 9,000 titles in more than 30 specialty categories ranging from literature to paper dolls, and from music scores to clip art. REA publishes test preparation and study guide books for high school, college and graduate students, and professionals. Creative Homeowner is a New Jersey-based publisher of books on home design, decorating, landscaping and gardening, and sells home plans. Revenues in this segment were approximately 19% of consolidated sales in fiscal 2009.

The combination of Dover's, REA's, and Creative Homeowner's publishing, sales and distribution skills with Courier's book manufacturing, digital content conversion, and e-commerce skills are providing a comprehensive end-to-end publishing solution for Courier.

Sales by segment (in thousands)	2009	%	2008	%	2007	%
Book Manufacturing	$ 212,228	85%	$ 229,792	82%	$ 231,474	78%
Specialty Publishing	46,769	19%	61,767	22%	72,890	25%
Intersegment sales	(10,181)	(4)%	(11,235)	(4)%	(9,772)	(3)%
Total	$ 248,816	100%	$ 280,324	100%	$ 294,592	100%

Additional segment information, including the amounts of operating income and total assets, for each of the last three fiscal years, is contained in Note I in the Notes to Consolidated Financial Statements on pages F-21 to F-22 included in this Annual Report on Form 10-K.

BUSINESS SEGMENTS

BOOK MANUFACTURING SEGMENT

Courier's book manufacturing segment produces hard and softcover books, as well as related services involved in managing the process of creating and distributing these products for publishers, religious organizations and other information providers. Courier provides book manufacturing and related services from six facilities in Westford, Stoughton and North Chelmsford, Massachusetts; Philadelphia, Pennsylvania; and Kendallville and Terre Haute, Indiana.

In the second quarter of fiscal 2009, the Company closed its Book-mart Press manufacturing facility in order to reduce redundant capacity and to lower costs. The Book-mart Press facility, located in North Bergen, New Jersey, was dedicated to short-run, single-color production. The Company consolidated the Book-mart Press operations into its other manufacturing facilities.

Courier's book manufacturing operations consist of both electronic and conventional film processing and platemaking combined with printing and binding of soft and hard cover books. Each of Courier's six facilities have certain specialties adapted to the needs of the market niches Courier serves, such as short-run book manufacturing, printing on lightweight paper, book cover production, and four-color book manufacturing. These services are primarily sold to publishers of educational, religious and consumer books. Since 2004, the Company has expanded its four-color book manufacturing capabilities with the addition of three new four-color presses at its Kendallville, Indiana facility. The Company is currently investing in state-of-the-art digital printing through a relationship with HP and plans to offer its customers a digital print option in the latter half of 2010.

During fiscal 2009, the Company was awarded Chain-of-Custody certification by two leading environmental organizations, the Sustainable Forestry Initiative (SFI) and the Programme for the Endorsement of Forestry Certification (PEFC). This new dual certification complements Courier's existing certification by the Forest Stewardship Council (FSC) and marks the Company as "triple-certified" for its systematic adherence to environmentally responsible practices in the use of paper and other forest products throughout its manufacturing locations.

Courier's book manufacturing sales force of 25 people is responsible for all of the Company's sales to over 500 book-manufacturing customers. Courier's salespeople operate out of sales offices located in New York, New York; Philadelphia, Pennsylvania; Terre Haute, Indiana; North Chelmsford and Westford, Massachusetts.

Sales to The Gideons International aggregated approximately 22% of consolidated sales in 2009 and 2008, and 20% in 2007. Sales to Pearson plc aggregated approximately 22% of consolidated sales in 2009, 17% in 2008 and 16% in 2007. With the acquisition of Harcourt by Houghton Mifflin Company in December 2007, sales to the combined entity, Houghton Mifflin Harcourt Publishing Company, aggregated approximately 11% in 2008 but were less than 10% in 2009 as well as in years prior to 2008 for each of the separate entities. A significant reduction in order volumes or price levels from any of these customers could have a material adverse effect on the Company. No other customer accounted for more than 10% of consolidated sales. The Company distributes products around the world; export sales, as a percentage of consolidated sales, were approximately 19% in 2009, 18% in 2008, and 16% in 2007. Approximately 90% of the export sales were in the book manufacturing segment in each of these years.

All phases of Courier's business are highly competitive. The printing industry, exclusive of newspapers, includes over 35,000 companies. While most of these companies are relatively small, several of the Company's competitors are considerably larger or are affiliated with companies that are considerably larger and have greater financial resources than Courier. In recent years, consolidation of both customers and competitors within the Company's markets has increased pricing pressures. The major competitive factors in Courier's book manufacturing business in addition to price are product quality, speed of delivery, customer service, availability of appropriate printing capacity and paper, related services and technology support.

SPECIALTY PUBLISHING SEGMENT

Dover, acquired by the Company in September 2000, is a publisher of books in over 30 specialty categories, including fine and commercial arts, children's books, crafts, music scores, graphic design, mathematics, physics and other areas of science, puzzles, games, social science, stationery items, and classics of literature for both juvenile and adult markets, including the Dover Thrift Editions™. In 2005, Dover began developing proprietary packaged products under its Dover Fun Kits™ line. In 2008, Dover introduced a new crafts line, Dover DesignWorks™, and a new premium series of hardcover reproductions, Dover Calla Editions™. Towards the end of 2009, Dover launched the first 15 titles in a new series of *Sesame Street Activity Books*.

Dover sells its products through most American bookstore chains, independent booksellers, children's stores, craft stores and gift shops, as well as a diverse range of distributors around the world. Dover has also sold its books directly to consumers for over 50 years through its specialty catalogs and over the Internet at www.doverpublications.com. Dover mails its proprietary catalogs to nearly 350,000 consumers and annually sends over 100 million emails to electing customers. Dover also maintains www.DoverDirect.com, which is a business-to-business site for its retailers and distributors.

In the second quarter of fiscal 2009, due to a decline in sales and profits at Dover resulting from the continued downturn in the economic environment and in consumer spending, the Company recorded a non-cash, pre-tax impairment charge of $15.6 million, which represented 100% of Dover's goodwill.

REA, acquired by the Company in January 2004, publishes more than 900 test preparation and study guide titles. Product lines include Problem Solvers®, Essentials®, Super Reviews® and Test Preparation books. REA sells its products around the world through major bookseller chains, college bookstores, and teachers' supply stores, as well as directly to teachers and other consumers through catalogs and over the Internet at www.REA.com.

Creative Homeowner, acquired by the Company in April 2006, is a New Jersey-based publisher and distributor of books, home plans, and related products for the home and garden retail book market. The Company purchased 100% of the stock of Creative Homeowner in a $37 million cash transaction. The acquisition was accounted for as a purchase and accordingly, Creative Homeowner's financial results were included in the Company's consolidated financial statements from the date of acquisition. Creative Homeowner's 160 titles include books on home decoration, design and improvement, gardening and landscaping, and home arts. Its products are sold primarily through home and garden centers, as well as bookstores and direct to consumers over the Internet at www.creativehomeowner.com. From its line of home plan books, Creative Homeowner offers over 10,000 home plans from which consumers can order blueprints directly over the Internet at www.ultimatehomeplans.com.

In the third quarter of fiscal 2008, Creative Homeowner experienced a precipitous decline in sales and profits, due in large part to the continued downtown in the housing market and reduction in store traffic at home improvement centers and other large retail chain stores. As a result, the Company recorded a non-cash, pre-tax impairment charge of $23.6 million in fiscal 2008. In addition to other remedial measures, the Company decided to cease Creative Homeowner's book distribution operation that served a single customer, allowing it to concentrate on its principal publishing operations. This transition was completed in the second quarter of fiscal 2009.

As part of Courier's company-wide green initiative, Dover, REA and Creative Homeowner launched a new line of books in 2008 under a new mark owned by Courier, Green Edition™. In order to be eligible to bear the mark, books must not only be manufactured from recycled paper but also be manufactured in the United States. As a result, books that carry this mark have a smaller environmental impact than most books. The mark is being licensed to other publishing customers who have also expressed a desire to use it.

The U.S. publishing market is comprised of approximately 75,000 publishers. Many of these publishers are very small, but a few are much larger than Dover, REA, or Creative Homeowner, or are part of organizations that are much larger. In addition, newer sources of competition have emerged with large retailers launching or expanding publishing operations and new web-based publishing businesses starting up, which compete in the specialty book publishing market, including publishing of electronic books. Dover distinguishes its products by offering an extremely wide variety of high quality books at modest prices. REA offers high quality study guides, test preparation books and software products in almost every academic area including many specialized areas such as teacher certification, adult education, and professional licensing. Creative

Homeowner provides books on home improvement and landscaping that include high-quality photographs, illustrations and written content.

MATERIALS AND SUPPLIES

Courier purchases its principal raw materials, primarily paper, but also plate materials, ink, adhesives, cover stock, casebinding materials and cartons, from numerous suppliers, and is not dependent upon any one source for its requirements. Many of Courier's book manufacturing customers purchase their own paper and furnish it at no charge to Courier for book production. Dover, REA and Creative Homeowner purchase a significant portion of their books from Courier's book manufacturing operations. There were no significant changes in paper prices in the last three years.

ENVIRONMENTAL REGULATIONS

The Company's operations are subject to federal, state and local environmental laws and regulations relating to, among other things: air emissions; waste generation, handling, management and disposal; wastewater treatment and discharge; and remediation of soil and groundwater contamination. The Company periodically makes capital expenditures so that its operations comply, in all material respects, with applicable environmental laws and regulations. No significant expenditures for this purpose were made in 2009 or are anticipated in 2010. In 2007, the Company adopted an "Environmental, Health and Safety Policy" which is available on the Company's website at www.courier.com. The Company does not believe that its compliance with applicable environmental laws and regulations will have a material impact on the Company's financial condition or liquidity.

EMPLOYEES

The Company employed 1,603 persons at September 26, 2009 compared to 1,825 a year ago. The Company's relations with its employees are satisfactory.

OTHER

Courier's overall business is not significantly seasonal in nature, although demand is normally highest in the Company's fourth quarter. Educational publishers in the book manufacturing segment and Dover's business all contribute to this higher fourth quarter demand. There is no portion of Courier's business subject to cancellation of government contracts or renegotiation of profits.

Courier does not hold any material patents, licenses, franchises or concessions upon which our operations are dependent, but does have trademarks, service marks, and Universal Resource Locators (URL's) on the Internet in connection with each of its business segments. Substantially all of REA's and Creative Homeowner's publications and a majority of Dover's publications are protected by copyright, either in its own name, in the name of the author of the work, or in the name of a predecessor publisher from whom rights were acquired. Many of Dover's publications include material that is in the public domain.

The Company makes available free of charge (as soon as reasonably practicable after they are filed or furnished to the Securities and Exchange Commission) copies of its Annual Report on Form 10-K, as well as all other reports required to be filed by Section 13(a) or 15(d) of the Securities Exchange Act of 1934, via the Internet at www.courier.com or upon written request to Peter M. Folger, Senior Vice President and Chief Financial Officer, Courier Corporation, 15 Wellman Avenue, North Chelmsford, MA 01863.

Item 1A. Risk Factors.

The Company's consolidated results of operations, financial condition and cash flows can be adversely affected by various risks. Our business is influenced by many factors that are difficult to predict, involve uncertainties that may materially affect actual results and are often beyond our control. These risks include, but are not limited to, the principal factors listed below and the other matters set forth in this Annual Report on Form 10-K. You should carefully consider all of these factors. For other factors that may cause actual results to differ materially from those indicated in any forward-looking statement contained in this report, see *Forward-Looking Information* in *Management's Discussion and Analysis of Financial Condition and Results of Operations*.

Industry competition and consolidation may increase pricing pressures and adversely impact our margins or result in a loss of customers.

The book industry is extremely competitive. In the book manufacturing segment, consolidation over the past few years of both customers and competitors within the markets the Company competes has caused downward pricing pressures. In addition, excess capacity and competition from printing companies in lower cost countries may increase competitive pricing pressures. Furthermore, some of our competitors have greater sales, assets and financial resources than us, particularly those in foreign countries, who may derive significant advantages from local governmental regulation, including tax holidays and other subsidies. All or any of these competitive pressures could affect prices or customers' demand for our products, impacting our profit margins and/or resulting in a loss of customers and market share.

A reduction in orders or pricing from, or the loss of, any of our significant customers may adversely impact our operating results.

We derived approximately 44% of our fiscal 2009 revenues from two major customers. In fiscal 2008, we derived approximately 50% of our revenues from three major customers. We expect similar concentrations in fiscal 2010. We do business with these customers on a purchase order basis and they are not bound to purchase at particular volume or pricing levels. As a result, any of these customers could determine to reduce their order volume with us or demand reduced pricing. A significant reduction in order volumes or price levels with, or the loss of, any of these customers could have a material adverse effect on our results of operations and financial condition.

The substitution of electronic delivery for printed materials may adversely affect our business.

Electronic delivery of documents and data, including the online distribution and hosting of media content, offers alternatives to traditional delivery of printed documents. Widespread consumer acceptance of electronic delivery of books is uncertain, as is the extent to which consumers are willing to replace print materials with online hosted media content. To the extent that our customers' acceptance of these electronic alternatives should continue to grow, demand for our printed products may be adversely affected.

Declines in general economic conditions may adversely impact our business.

Economic conditions have the potential to impact our financial results significantly. Within the book manufacturing and specialty publishing segments, we may be adversely affected by the current worldwide economic downturn, including as a result of changes in government, business and consumer spending. Examples of how our financial results may be impacted include:

- Fluctuations in federal or state government spending on education, including a reduction in tax revenues due to the current economic environment, could lead to a corresponding decrease in the demand for educational materials, which are produced in our book manufacturing segment and comprise a portion of our publishing products.
- Consumer demand for books can be impacted by reductions in disposable income when costs such as electricity and gasoline reduce discretionary spending.
- Tightness in credit markets may result in customers delaying orders to reduce inventory levels and may impact their ability to pay their debts as they become due and may disrupt supplies from vendors.
- Changes in the housing market may impact the sale of Creative Homeowner's products.
- Reduced fundraising by religious customers may decrease their order levels.
- A slowdown in book purchases may result in retailers returning an unusually large number of books to publishers who, in turn reduce their reorders.

A failure to keep pace with rapid industrial and technological change may have an adverse impact on our business.

The printing industry is in a period of rapid technological evolution. Our future financial performance will depend, in part, upon the ability to anticipate and adapt to rapid industrial and technological changes occurring in the industry and upon the ability to offer, on a timely basis, services that meet evolving industry standards. If we are unable to adapt to such technological changes, we may lose customers and may not be able to maintain our competitive position. We are unable to predict which of the many possible future product and service offerings will be important to establish and maintain a competitive position or what expenditures will be required to develop and provide these products and services. We cannot assure investors that one or more of these factors will not vary unpredictably, which could have a material adverse effect on us. In addition, we cannot assure investors, even if these factors turn out as we anticipate, that we will be able to implement our strategy or that the strategy will be successful in this rapidly evolving market.

Our operating results are unpredictable and fluctuate significantly, which may adversely affect our stock price.

Our quarterly and annual operating results have fluctuated in the past and are likely to fluctuate in the future due to a variety of factors, some of which are outside of our control. Factors that may affect our future operating results include:

- the timing and size of the orders for our books;
- the availability of markets for sales or distribution by our major customers;
- the lengthy and unpredictable sales cycles associated with sales of textbooks to the elementary and high school market;
- our customers' willingness and success in shifting orders from the peak textbook season to the off-peak season to even out our manufacturing load over the year;
- fluctuations in the currency market may make manufacturing in the United States more or less attractive and make equipment more or less expensive for us to purchase;
- issues that might arise from the integration of acquired businesses, including their inability to achieve expected results; and
- tightness in credit markets affecting the availability of capital for ourselves, our vendors, and/or our customers.

As a result of these and other factors, period-to-period comparisons of our operating results are not necessarily meaningful or indicative of future performance. In addition, the factors noted above may make it difficult for us to forecast and provide in a timely manner public guidance (including updates to prior guidance) related to our projected financial performance. Furthermore, it is possible that in future quarters our operating results could fall below the expectations of securities analysts or investors. If this occurs, the trading price of our common stock could decline.

Our financial results could be negatively impacted by impairments of goodwill or other intangible assets.

We perform an annual assessment for impairment of goodwill and other intangible assets at the end of our fiscal year or whenever events or changes in circumstances occur that would more likely than not reduce the fair value of a reporting unit below it's carrying value. A downward revision in the fair value of one of our acquired businesses could result in impairments of goodwill and non-cash charges. Any impairment charge could have a significant negative effect on our reported results of operations. For example, in the second quarter of fiscal 2009, due to a decline in sales and profits at Dover resulting from the continued downturn in the economic environment and in consumer spending, the Company recorded a non-cash, pre-tax impairment charge of $15.6 million, which represented 100% of Dover's goodwill.

Fluctuations in the cost and availability of paper and other raw materials may cause disruption and impact margins.

Purchases of paper and other raw materials represent a large portion of our costs. In our book manufacturing segment, paper is normally supplied by our customers at their expense or price increases are passed through to our customers. In our specialty publishing segment, cost increases have generally been passed on to customers through higher prices or we have substituted a less expensive grade of paper. However, if we are unable to continue to pass on these increases or substitute a less expensive grade of paper, our margins and profits could be adversely affected.

Availability of paper is important to both our book manufacturing and specialty publishing segments. Although we generally have not experienced difficulty in obtaining adequate supplies of paper, unexpected changes in the paper markets could result in a shortage of supply. If this were to occur in the future, it could cause disruption to the business or increase paper costs, adversely impacting either or both net sales or profits.

Fluctuations in the costs and availability of other raw materials could adversely affect operating costs or customer demand and thereby negatively impact our operating results, financial condition or cash flows.

In addition, fluctuations in the markets for paper and raw materials may adversely affect the market for our waste byproducts, including recycled paper, used plates and used film, and therefore adversely affect our income from such sales.

Energy costs and availability may negatively impact our financial results.

Energy costs are incurred directly to run production equipment and facilities and indirectly through expenses such as freight and raw materials such as ink. In a competitive market environment, increases to these direct and indirect energy related costs might not be able to be passed through to customers through price increases or mitigated through other means. In such instances, increased energy costs could adversely impact operating costs or customer demand. In addition, interruption in the availability of energy could disrupt operations, adversely impacting operating results.

Inadequate intellectual property protection for our publications could negatively impact our financial results.

Certain of our publications are protected by copyright, primarily held in the Company's name. Such copyrights protect our exclusive right to publish the work in the United States and in many other countries for specified periods. Our ability to continue to achieve anticipated results depends in part on our ability to defend our intellectual property against infringement. Our operating results may be adversely affected by inadequate legal and technological protections for intellectual property and proprietary rights in some jurisdictions and markets. In addition, some of our publications are of works in the public domain, for which there is nearly no intellectual property protection. Our operating results may be adversely affected by the increased availability of such works elsewhere, including on the Internet, either for free or for a lower price.

A failure to maintain or improve our operating efficiencies could adversely impact our profitability.

Because the markets in which we operate are highly competitive, we must continue to improve our operating efficiency in order to maintain or improve our profitability. Although we have been able to expand our capacity, improve our productivity and reduce costs in the past, there is no assurance that we will be able to do so in the future. In addition, reducing operating costs in the future may require significant initial costs to reduce headcount, close or consolidate operations, or upgrade equipment and technology.

Changes in postal rates and postal regulations may adversely impact our business.

Postal costs are a significant component of our direct marketing cost structure and postal rate changes can influence the number of catalogs that we may mail. In addition, increased postal rates can impact the cost of delivering our products to customers. The occurrence of either of these events could adversely affect consumer demand and our results of operations.

Our facilities are subject to stringent environmental laws and regulations, which may subject us to liability or increase our costs.

We use various materials in our operations that contain substances considered hazardous or toxic under environmental laws. In addition, our operations are subject to federal, state, and local environmental laws relating to, among other things, air emissions, waste generation, handling, management and disposal, waste water treatment and discharge and remediation of soil and groundwater contamination. Permits are required for the operation of certain of our businesses and these permits are subject to renewal, modification and in some circumstances, revocation. Under certain environmental laws, including the Comprehensive Environmental Response, Compensation and Liability Act, as amended ("CERCLA," commonly referred to as "Superfund"), and similar state laws and regulations, we may be liable for costs and damages relating to soil and groundwater contamination at off-site disposal locations or at our facilities. Future changes to environmental laws and regulations may give rise to additional costs or liabilities that could have a material adverse impact on our financial position and results of operations.

A failure to successfully integrate acquired businesses may have a material adverse effect on our business or operations.

In recent years, we have completed three acquisitions, including Moore Langen and Creative Homeowner in fiscal year 2006 and REA in fiscal 2004, and may continue to make acquisitions in the future. We believe that these acquisitions provide strategic growth opportunities for us. Achieving the anticipated benefits of these acquisitions will depend in part upon our ability to integrate these businesses in an efficient and effective manner. The challenges involved in successfully integrating acquisitions include:

- we may find that the acquired company or assets do not further our business strategy, or that we overpaid for the company or assets, or that economic conditions have changed, all of which may result in a future impairment charge;
- we may have difficulty integrating the operations and personnel of the acquired business and may have difficulty retaining the customers and/or the key personnel of the acquired business;
- we may have difficulty incorporating and integrating acquired technologies into our business;
- our ongoing business and management's attention may be disrupted or diverted by transition or integration issues and the complexity of managing diverse locations;
- we may have difficulty maintaining uniform standards, controls, procedures and policies across locations;
- an acquisition may result in litigation from terminated employees of the acquired business or third parties; and
- we may experience significant problems or liabilities associated with technology and legal contingencies of the acquired business.

These factors could have a material adverse effect on our business, results of operations and financial condition or cash flows, particularly in the case of a larger acquisition or multiple acquisitions in a short period of time. From time to time, we may enter into negotiations for acquisitions that are not ultimately consummated. Such negotiations could result in significant diversion of management's time from our business as well as significant out-of-pocket costs. Tightness in credit markets may also affect our ability to consummate such acquisitions.

The consideration that we pay in connection with an acquisition could affect our financial results. If we were to proceed with one or more significant acquisitions in which the consideration included cash, we could be required to use a substantial portion of our available cash and credit facilities to consummate such acquisitions. To the extent we issue shares of stock or other rights to purchase stock, including options or other rights, our existing stockholders may experience dilution in their share ownership in our company and their earnings per share may decrease. In addition, acquisitions may result in the incurrence of debt, large one-time write-offs and restructuring charges. They may also result in goodwill and other intangible assets that are subject to impairment tests, which could result in future impairment charges. Any of these factors may materially and adversely affect our business and operations.

A failure to hire and train key executives and other qualified employees could adversely affect our business.

Our success depends, in part, on our ability to continue to retain our executive officers and key management personnel. Our business strategy also depends on our ability to attract, develop, motivate and retain employees who have relevant experience in the printing and publishing industries. There can be no assurance that we can continue to attract and retain the necessary talented employees, including executive officers and other key members of management and, if we fail to do so, it could adversely affect our business.

A lack of skilled employees to manufacture our products may adversely affect our business.

If we experience problems hiring and retaining skilled employees, our business may be negatively affected. The timely manufacture and delivery of our products requires an adequate supply of skilled employees, and the operating costs of our manufacturing facilities can be adversely affected by high turnover in skilled positions. Accordingly, our ability to increase sales, productivity and net earnings could be impacted by our ability to employ the skilled employees necessary to meet our requirements. Although our book manufacturing locations are geographically dispersed, individual locations may encounter strong competition with other manufacturers for skilled employees. There can be no assurance that we will be able to maintain an adequate skilled labor force necessary to efficiently operate our facilities. In addition, unions represent certain groups of employees at two of our locations, and periodically, contracts with those unions come up for renewal. The outcome of those negotiations could have an adverse affect on our operations at those locations. Also, changes in federal and/or state laws may facilitate the organization of unions at locations that do not currently have unions, which could have an adverse affect on our operations.

We are subject to various laws and regulations that may require significant expenditures.

We are subject to federal, state and local laws and regulations affecting our business, including those promulgated under the Consumer Product Safety Act, the rules and regulations of the Consumer Products Safety Commission as well as laws and regulations relating to personal information. We may be required to make significant expenditures to comply with such governmental laws and regulations and any amendments thereto. Complying with existing or future laws or regulations may materially limit our business and increase our costs. Failure to comply with such laws may expose us to potential liability and have a material adverse effect on our results of operations.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

REAL PROPERTIES

The following schedule lists the facilities owned or leased by Courier at September 26, 2009. Courier considers its plants and other facilities to be well maintained and suitable for the purposes intended.

Principal Activity and Location (Year Constructed)	Owned/ Leased	Square Feet
Corporate headquarters and executive offices		
North Chelmsford, MA (1973, 1996)	Owned	69,000 (1)
Book manufacturing and warehousing		
Westford plant, Westford, MA (1922, 1959, 1963, 1966, 1967, 1980, 1990)	Owned	303,000
Kendallville plant, Kendallville, IN (1978, 2004, 2006, 2007)	Owned	273,000
Kendallville warehouse, IN (2009)	Owned	150,000 (2)
National plant, Philadelphia, PA (1974, 1997)	Owned	229,000
Stoughton plant, Stoughton, MA (1980)	Leased	169,000
Moore Langen plant, Terre Haute, IN (1969, 1987)	Owned	43,000
Dover offices and warehouses		
Mineola, New York (1948-1983)	Leased	106,000
Westford, MA (1922, 1963, 1966)	Owned	90,000
REA offices and warehouse		
Piscataway, New Jersey (1987)	Leased	39,000
Creative Homeowner offices and warehouse		
Upper Saddle River, New Jersey (1987)	Leased	42,000

(1) Also houses warehousing and fulfillment operations supporting the book manufacturing segment and sales and marketing offices for both the book manufacturing and specialty publishing segments.

(2) In the second quarter of fiscal 2009, the Company completed construction of a 150,000 square foot warehouse to replace formerly leased warehouses.

EQUIPMENT

The Company's products are manufactured on equipment that in most cases is owned by the Company, although it leases certain computers, image setters and other electronic prepress equipment, which are subject to more rapid obsolescence. Capital expenditures amounted to approximately $10.1 million in 2009, $12.9 million in 2008, and $26.4 million in 2007. Capital expenditures in 2009 included approximately $4 million for completion of a 150,000 square foot warehouse to replace existing leased warehouse space and to better support the significant expansion of the nearby manufacturing plant in Kendallville, Indiana, as well as approximately $2 million in deposits for digital print equipment. Fiscal 2010 capital expenditures are expected to be between $12 and $14 million, half of which relates to a new digital print operation. Courier considers its equipment to be in good operating condition and adequate for its present needs.

ENCUMBRANCES AND RENTAL OBLIGATIONS

For a description of encumbrances on certain properties and equipment, see Note D of Notes to Consolidated Financial Statements on pages F-13 and F-14 of this Annual Report on Form 10-K. Information concerning leased properties and equipment is disclosed in Note E of Notes to Consolidated Financial Statements, which appears on page F-14 of this Annual Report on Form 10-K.

Item 3. Legal Proceedings.

In the ordinary course of business, the Company is subject to various legal proceedings and claims. The Company believes that the ultimate outcome of these matters will not have a material adverse effect on its financial statements.

Item 4. Submission of Matters to a Vote of Security Holders.

There were no matters submitted to a vote of security holders during the quarter ended September 26, 2009.

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

PEER PERFORMANCE TABLE

The graph below compares the Company's cumulative total stockholder return on its Common Stock with the cumulative total return on the Standard & Poor's 500 stock index (the "S&P 500 Index") and a peer group of companies selected by the Corporation for purposes of the comparison and described more fully below (the "Peer Group"). This graph assumes the investment of $100 on October 1, 2004 in each of Courier Common Stock, the S&P 500 Index, and the Peer Group Common Stock, and reinvestment of quarterly dividends at the monthly closing stock prices. The returns of each company have been weighted annually for their respective stock market capitalizations in computing the S&P 500 and Peer Group indices.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN
Courier Corporation, S&P 500 Index, Peer Group


200.00
150.00
100.00
50.00
0.00
2004
2005
2006
2007
2008
2009
Courier
S&P 500
Peer Group

The Peer Group includes the following seven companies: Borders Group, Inc., Bowne & Company, Inc., Consolidated Graphics, Ennis Business Forms, Inc., Scholastic Corporation, The Standard Register Company, and John Wiley & Sons, Inc.

Other information required by this Item is contained in the section captioned "Selected Quarterly Financial Data (Unaudited)" appearing on page F-39 of this Annual Report on Form 10-K.

Item 6. Selected Financial Data.

The information required by this Item is contained in the section captioned "Five-Year Financial Summary" appearing on page F-24 of this Annual Report on Form 10-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The information required by this Item is contained in the section captioned "Management's Discussion and Analysis" on pages F-25 through F-38 of this Annual Report on Form 10-K.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

The Company does not hold any derivative financial instruments, derivative commodity instruments or other financial instruments except as noted in Note A of Notes to Consolidated Financial Statements, which appear on pages F-7 through F-11 of this Annual Report on Form 10-K. The Company engages neither in speculative nor derivative trading activities. The Company is exposed to market risk for changes in interest rates on invested funds as well as borrowed funds. The Company's revolving bank credit facility bears interest at a floating rate, with further information contained in Note D on pages F-13 and F-14 of this Annual Report on Form 10-K. The Company believes it is remote that this could have a material impact on results of operations.

Item 8. Financial Statements and Supplementary Data.

The information required by this Item is contained on pages F-1 through F-23 of this Annual Report on Form 10-K.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures

(a) Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report on Form 10-K, we carried out an evaluation under the supervision and with the participation of our management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rules 13a-15(e) and 15d-15(e). Disclosure controls are procedures that are designed to ensure that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934 (the "Exchange Act") is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission. Disclosure controls are also designed to ensure that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.

(b) Changes in Internal Controls over Financial Reporting

There were no changes in the Company's internal control over financial reporting during the fourth quarter of fiscal year 2009 that have materially affected, or that are reasonably likely to materially affect, the Company's internal control over financial reporting.

(c) Management's Responsibility for Financial Statements

Management of the Company is responsible for the preparation, integrity and objectivity of the Company's consolidated financial statements and other financial information contained in its Annual Report to Stockholders. Those consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States. In preparing those consolidated financial statements, the Company's management was required to make certain estimates and judgments, which are based upon currently available information and management's view of current conditions and circumstances.

The Audit Committee of the Board of Directors ("Audit Committee"), which consists solely of independent directors, oversees the Company's process of reporting financial information and the audit of its consolidated financial statements. The Audit Committee stays informed of the financial condition of the Company and regularly reviews management's financial policies and procedures, the independence of the independent auditors, the Company's internal control and the objectivity of its financial reporting. The independent registered public accounting firm has free access to the Audit Committee and to meet with the Audit Committee periodically, both with and without management present.

The Company has filed with the Securities and Exchange Commission the required certifications related to its consolidated financial statements as of and for the year ended September 26, 2009. These certifications are exhibits to this Annual Report on Form 10-K for the year ended September 26, 2009.

(d) Management's Report on Internal Control Over Financial Reporting

Management has responsibility for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management has assessed the effectiveness of the Company's internal control over financial reporting as of September 26, 2009.

In making its assessment of the Company's internal control over financial reporting, the Company's management has utilized the criteria set forth by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission in *Internal Control-Integrated Framework.* Management concluded that based on its assessment, the Company's internal control over financial reporting was effective as of September 26, 2009. Deloitte & Touche LLP, an independent registered public accounting firm that audited our financial statements included in this Annual Report, has issued its attestation report on the effectiveness of the Company's internal control over financial reporting as of September 26, 2009, which appears below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Courier Corporation
North Chelmsford, Massachusetts

We have audited the internal control over financial reporting of Courier Corporation and subsidiaries (the "Company") as of September 26, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 26, 2009, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended September 26, 2009 of the Company and our report dated November 25, 2009 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/Deloitte & Touche LLP

Boston, Massachusetts
November 25, 2009

(e) **Limitations on Design and Effectiveness of Controls**

The Company's management, including our Chief Executive Officer and Chief Financial Officer, believes that our disclosure controls and procedures and internal control over financial reporting are effective at the reasonable assurance level. However, the Company's management does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. In addition, the design of a control system must take into consideration resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected in a timely manner. These inherent limitations include the fact that controls can be circumvented by individual acts, by collusion of two or more people or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Finally, over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Item 9B. Other Information

None.

PART III

Item 10. Directors and Executive Officers and Corporate Governance.

Courier's executive officers, together with their ages and all positions and offices with the Company presently held by each person named, are as follows:

James F. Conway III	57	Chairman, President and Chief Executive Officer
Robert P. Story, Jr.	58	Director, Executive Vice President, and Chief Operating Officer
Peter M. Folger	56	Senior Vice President and Chief Financial Officer
Rajeev Balakrishna	39	Vice President, General Counsel, Secretary and Clerk
Eric J. Zimmerman	44	Vice President, Publishing

The terms of office of all of the above executive officers continue until the first meeting of the Board of Directors following the next annual meeting of stockholders and the election or appointment and qualification of their successors, unless any officer sooner dies, resigns, is removed or becomes disqualified.

Mr. Conway III was elected Chairman of the Board in September 1994 after serving as acting Chairman since December 1992. He has been Chief Executive Officer since December 1992 and President since July 1988.

Mr. Story became Executive Vice President and Chief Operating Officer in November 2006. He had previously been Senior Vice President and Chief Financial Officer since April 1989. He joined Courier in November 1986 as Vice President and Treasurer. He was elected a Director of the Company in February 1995.

Mr. Folger became Senior Vice President and Chief Financial Officer in November 2006. He had previously been Controller since 1982 and Vice President since November 1992.

Mr. Balakrishna became Vice President and General Counsel in February 2007 and became Secretary and Clerk in January 2008. Prior to that, since 1996, he was an attorney at the law firms of Proskauer Rose LLP and Goodwin Procter LLP and in house Counsel at John Hancock Financial Services, Inc.

Mr. Zimmerman became Vice President, Publishing and an executive officer of Courier Corporation in October 2004. He joined Courier in December 1994 as General Manager of its former Copyright Management Services operation and became Vice President of e-Commerce for Courier in September 2000.

The Company has adopted a code of ethics entitled "Courier Corporation Business Conduct Guidelines," which is applicable to all of the Company's directors, officers, and employees. These Business Conduct Guidelines are available on the Company's Internet website, located at www.courier.com.

All other information called for by Item 10 is contained in the definitive Proxy Statement, under the captions "Item 1: Election of Directors," "Corporate Governance" and "Section 16(a) Beneficial Ownership Reporting Compliance," to be delivered to stockholders in connection with the Annual Meeting of Stockholders scheduled to be held on Wednesday, January 20, 2010. Such information is incorporated herein by reference.

Item 11. Executive Compensation.

Information called for by Item 11 is contained in the definitive Proxy Statement, under the caption "Compensation Discussion and Analysis," to be delivered to stockholders in connection with the Annual Meeting of Stockholders scheduled to be held on Wednesday, January 20, 2010. Such information is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The following table provides information as of September 26, 2009 regarding shares of common stock of the Company that may be issued under its existing compensation plans, including the Courier Corporation Amended and Restated 1993 Stock Incentive Plan (the "1993 Plan"), the Courier Corporation 1999 Employee Stock Purchase Plan, the Courier Corporation 2005 Stock Equity Plan for Non-Employee Directors (the "2005 Plan"), and the Courier Corporation 1989 Deferred Income Stock Option Plan for Non-Employee Directors, which was replaced by the 2005 Plan.

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (1)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(2)(3)
	(a)	(b)	(c)
Equity compensation plans approved by security holders	650,573	$25.93	210,050
Equity compensation plans not approved by security holders	-	-	-
Total	650,573	$25.93	210,050

(1) Does not include any restricted stock as such shares are already reflected in the Company's outstanding shares.

(2) 11,776 shares of these 210,050 shares were reserved for future issuance under the Company's Employee Stock Purchase Plan.
(3) Includes up to 193,773 securities that may be issued in the form of restricted stock.

All other information called for by Item 12 is contained in the definitive Proxy Statement, under the captions "Security Ownership of Certain Beneficial Owners and Management" and "Compensation Discussion and Analysis," to be delivered to stockholders in connection with the Annual Meeting of Stockholders scheduled to be held on Wednesday, January 20, 2010. Such information is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions and Director Independence.

Information called for by Item 13 is contained in the definitive Proxy Statement, under the captions "Director Independence" and "Related Party Transactions," to be delivered to stockholders in connection with the Annual Meeting of Stockholders scheduled to be held on Wednesday, January 20, 2010. Such information is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

Information called for by Item 14 is contained in the definitive Proxy Statement, under the caption "Item 2: Ratification and Approval of Selection of Independent Auditors," to be delivered to stockholders in connection with the Annual Meeting of Stockholders scheduled to be held on Wednesday, January 20, 2010. Such information is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a) Documents filed as part of this report

1. *Financial statements*	**Page(s)**
• Report of Independent Registered Public Accounting Firm	F-1
• Consolidated Statements of Operations for each of the three years in the period ended September 26, 2009	F-2
• Consolidated Balance Sheets as of September 26, 2009 and September 27, 2008	F-3 to F-4
• Consolidated Statements of Cash Flows for each of the three years in the period ended September 26, 2009	F-5
• Consolidated Statements of Changes in Stockholders' Equity for each of the three years in the period ended September 26, 2009	F-6
• Notes to Consolidated Financial Statements	F-7 to F-23

2. ***Financial statement schedule***

Schedule II - Consolidated Valuation and Qualifying Accounts S-1

3. ***Exhibits***

Exhibit No.	Description of Exhibit
3A-1	Articles of Organization of Courier Corporation, as of June 29, 1972 (filed as Exhibit 3A-1 to the Company's Annual Report on Form 10-K for the fiscal year ended September 26, 1981, and incorporated herein by reference).
3A-2	Articles of Amendment of Courier Corporation (changing stockholder vote required for merger or consolidation), as of January 20, 1977 (filed as Exhibit 3A-2 to the Company's Annual Report on Form 10-K for the fiscal year ended September 26, 1981, and incorporated herein by reference).
3A-3	Articles of Amendment of Courier Corporation (providing for staggered election of directors), as of January 20, 1977 (filed as Exhibit 3A-3 to the Company's Annual Report on Form 10-K for the fiscal year ended September 26, 1981, and incorporated herein by reference).
3A-4	Articles of Amendment of Courier Corporation (authorizing class of Preferred Stock), as of February 15, 1978 (filed as Exhibit 3A-4 to the Company's Annual Report on Form 10-K for the fiscal year ended September 26, 1981, and incorporated herein by reference).
3A-5	Articles of Amendment of Courier Corporation (increasing number of shares of authorized Common Stock), as of January 16, 1986 (described in item #2 of the Company's Proxy Statement for the Annual Meeting of Stockholders held on January 16, 1986, and incorporated herein by reference).
3A-6	Articles of Amendment of Courier Corporation (providing for fair pricing procedures for stock to be sold in certain business combinations), as of January 16, 1986 (filed as Exhibit A to the Company's Proxy Statement for the Annual Meeting of Stockholders held on January 16, 1986, and incorporated herein by reference).
3A-7	Articles of Amendment of Courier Corporation (limiting personal liability of directors to the Corporation or to any of its stockholders for monetary damages for breach of fiduciary duty), as of January 28, 1988 (filed as Exhibit 3A-7 to the Company's Annual Report on Form 10-K for the fiscal year ended September 24, 1988, and incorporated herein by reference).

3A-8	Articles of Amendment of Courier Corporation (establishing Series A Preferred Stock), as of November 8, 1988 (filed as Exhibit 3A-8 to the Company's Annual Report on Form 10-K for the fiscal year ended September 24, 1988, and incorporated herein by reference).
3A-9	Articles of Amendment of Courier Corporation (increasing number of shares of authorized Common Stock), as of January 17, 2002 (filed as Exhibit 3 to the Company's Quarterly Report on Form 10-Q for the period ended March 30, 2002, and incorporated herein by reference).
3A-10	Articles of Amendment to the Articles of Organization of Courier Corporation for Amended and Restated Resolutions of Directors (establishing Series B Junior Participating Cumulative Preferred Stock), as of March 19, 2009, (filed as Exhibit 3.1 to the Company's Current Report on Form 8-K, dated March 19, 2009, and incorporated herein by reference).
3B-1	By-Laws of Courier Corporation, amended and restated as of March 24, 2005 (filed as Exhibit 3 to the Company's Current Report on Form 8-K, dated March 24, 2005, and incorporated herein by reference).
3B-2	Amendment No. 1 to Amended and Restated Bylaws dated as of August 6, 2008 (filed as Exhibit 3.1 to the Company's Current Report on Form 8-K, dated August 7, 2008, and incorporated herein by reference).
10.1+*	Courier Corporation Deferred Compensation Program as Amended and Restated as of January 1, 2009.
10.2+*	First Amendment to Terms and Conditions of Courier Corporation Deferred Compensation Program as Amended and Restated as of January 1, 2009, effective January 1, 2010.
10A+	Letter Agreement, dated February 8, 1990, of Courier Corporation relating to supplemental retirement benefit and consulting agreement with James F. Conway, Jr. (filed as Exhibit 10B to the Company's Annual Report on Form 10-K for the fiscal year ended September 29, 1990, and incorporated herein by reference).
10B-1+	Courier Corporation 1989 Deferred Income Stock Option Plan for Non-employee Directors, effective September 28, 1989 (filed as Exhibit A to the Company's Proxy Statement for the Annual Meeting of Stockholders held January 18, 1990, and incorporated herein by reference).
10B-2+	Amendment, effective November 4, 1993, to the 1989 Deferred Income Stock Option Plan for Non-employee Directors (filed as Exhibit 10C-2 to the Company's Annual Report on Form 10-K for the fiscal year ended September 25, 1993, and incorporated herein by reference).

10B-3+	Amendment, effective September 24, 1998, to the 1989 Deferred Income Stock Option Plan for Non-employee Directors (filed as Exhibit 10C-3 to the Company's Annual Report on Form 10-K for the fiscal year ended September 26, 1998, and incorporated herein by reference).
10B-4+	Amendment, effective January 21, 1999, to the 1989 Deferred Income Stock Option Plan for Non-employee Directors (described in Item 3 of the Company's Proxy Statement for the Annual Meeting of Stockholders held January 21, 1999, and incorporated herein by reference).
10C-1+	The Courier Executive Compensation Program, as amended and restated on December 5, 2005 (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K on December 7, 2005, and incorporated herein by reference).
10C-2+	The Management Incentive Compensation Program, effective October 4, 1993 (filed as Exhibit 10E-3 to the Company's Annual Report on Form 10-K for the fiscal year ended September 25, 1993, and incorporated herein by reference).
10C-3+	Amendment, effective September 18, 2007, to the Courier Executive Compensation Program, as amended and restated on December 5, 2005 (filed as Exhibit 10.1 to the Company's Annual Report on Form 10-K for the fiscal year ended September 29, 2007, and incorporated herein by reference).
10D+	Courier Corporation Senior Executive Severance Program, as amended and restated on December 5, 2005 (filed as Exhibit 10.3 to the Company's Current Report on Form 8-K on December 7, 2005, and incorporated herein by reference).
10E	Rights Agreement between Courier Corporation and Computershare Trust Company, N.A., as Rights Agent, dated March 18, 2009 (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K, dated March 18, 2009, and incorporated herein by reference).
10F-1+	Courier Corporation 1999 Employee Stock Purchase Plan (filed as Exhibit A to the Company's Proxy Statement for the Annual Meeting of Stockholders held on January 21, 1999, and incorporated herein by reference).
10F-2+	Amendment, effective March 1, 2005, to the Courier Corporation 1999 Employee Stock Purchase Plan (filed as Exhibit 10.1 to the Company's Annual Report on Form 10-K for the fiscal year ended September 24, 2005, and incorporated herein by reference).
10G-1+	Agreement, as of March 3, 1993, of Courier Corporation relating to employment contract and supplemental retirement benefit with George Q.

	Nichols (filed as Exhibit 10J to the Company's Annual Report on Form 10-K for the fiscal year ended September 25, 1993, and incorporated herein by reference).
10G-2+	Amendment, as of April 16, 1997, to supplemental retirement benefit agreement with George Q. Nichols (filed as Exhibit 10J-2 to the Company's Annual Report on Form 10-K for the fiscal year ended September 27, 1997, and incorporated herein by reference).
10G-3+	Amendment, as of November 9, 2000, to supplemental retirement benefit agreement with George Q. Nichols (filed as Exhibit 10I-3 to the Company's Annual Report on Form 10-K for the fiscal year ended September 29, 2001, and incorporated herein by reference).
10H	Second Amended and Restated Revolving Credit Agreement, dated May 23, 2008, between Courier Corporation, RBS Citizens, KeyBank, Wells Fargo Bank, and J P Morgan Chase Bank providing for a $100 million revolving credit facility (filed as Exhibit 10 to the Company's Current Report on Form 8-K on May 29, 2008, and incorporated herein by reference).
10I-1+	Courier Corporation Amended and Restated 1993 Stock Incentive Plan (filed January 19, 2005 as Exhibit 10.5 to the Company's Registration Statement No. 333-122136 and incorporated herein by reference).
10I-2+	Amendment, effective July 15, 2009, to the Courier Corporation Amended and Restated 1993 Stock Incentive Plan (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended June 27, 2009 and incorporated herein by reference).
10I-3+	Form of Incentive Stock Option Agreement for the Courier Corporation 1993 Stock Incentive Plan (filed as Exhibit 10.1 to the Company's Annual Report on Form 10-K for the fiscal year ended September 25, 2004, and incorporated herein by reference).
10I-4+	Form of Non-Qualified Stock Option Agreement for the Courier Corporation 1993 Stock Incentive Plan (filed as Exhibit 10.2 to the Company's Annual Report on Form 10-K for the fiscal year ended September 25, 2004, and incorporated herein by reference).
10I-5+	Form of Stock Grant Agreement for the Courier Corporation 1993 Stock Incentive Plan (filed as Exhibit 10.3 to the Company's Annual Report on Form 10-K for the fiscal year ended September 25, 2004, and incorporated herein by reference).
10J-1+	Courier Corporation 2005 Stock Equity Plan for Non-Employee Directors (filed January 19, 2005 as Exhibit 10.1 to the Company's

	Registration Statement No. 333-122137 and incorporated herein by reference).
10J-2+	Amendment, effective July 15, 2009, to the Courier Corporation 2005 Stock Equity Plan for Non-Employee Directors (filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ended June 27, 2009 and incorporated herein by reference).
10J-3+	Form of Non-Qualified Stock Option Agreement for the Courier Corporation 2005 Stock Equity Plan for Non-employee Directors (filed as Exhibit 10.15 to the Company's Annual Report on Form 10-K for the fiscal year ended September 25, 2004, and incorporated herein by reference).
10J-4+	Form of Stock Unit Agreement for the Courier Corporation 2005 Stock Equity Plan for Non-employee Directors (filed as Exhibit 10.16 to the Company's Annual Report on Form 10-K for the fiscal year ended September 25, 2004, and incorporated herein by reference).
21*	Schedule of Subsidiaries.
23*	Consent of Deloitte & Touche LLP, independent registered public accounting firm.
31.1*	Certification of Chief Executive Officer pursuant to 15 U.S.C. Section 10A, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Chief Financial Officer pursuant to 15 U.S.C. Section 10A, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Exhibit is furnished herewith.
+ Designates a Company compensation plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on November 25, 2009.

COURIER CORPORATION

By: *s/James F. Conway III*
James F. Conway III
Chairman, President and Chief Executive Officer

By: *s/Peter M. Folger*
Peter M. Folger
Senior Vice President and Chief Financial Officer

By: *s/Kathleen M. Leon*
Kathleen M. Leon
Vice President and Controller

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities indicated, on November 25, 2009.

s/James F. Conway III
James F. Conway III
Chairman, President and Chief Executive Officer

s/Paul Braverman
Paul Braverman
Director

s/Kathleen Foley Curley
Kathleen Foley Curley
Director

s/Edward J. Hoff
Edward J. Hoff
Director

s/Arnold S. Lerner
Arnold S. Lerner
Director

s/Peter K. Markell
Peter K. Markell
Director

s/Ronald L. Skates
Ronald L. Skates
Director

s/Robert P. Story, Jr.
Robert P. Story, Jr.
Director

s/ W. Nicholas Thorndike
W. Nicholas Thorndike
Director

s/ Susan L. Wagner
Susan L. Wagner
Director

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Courier Corporation
North Chelmsford, Massachusetts

We have audited the accompanying consolidated balance sheets of Courier Corporation and subsidiaries (the "Company") as of September 26, 2009 and September 27, 2008, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended September 26, 2009. Our audits also included the financial statement schedule listed in the Index at Item 15 (a)2. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Courier Corporation and subsidiaries as of September 26, 2009 and September 27, 2008, and the results of their operations and their cash flows for each of the three years in the period ended September 26, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of September 26, 2009, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 25, 2009 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP

Boston, Massachusetts
November 25, 2009

COURIER CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands except per share amounts)

	For the Years Ended		
	September 26, 2009	September 27, 2008	September 29, 2007
Net sales (Note A)	$ 248,816	$ 280,324	$ 294,592
Cost of sales (Note H)	191,085	202,445	198,229
Gross profit	57,731	77,879	96,363
Selling and administrative expenses (Note H)	46,385	53,034	53,926
Impairment charges (Note A)	15,607	23,643	-
Operating income (loss)	(4,261)	1,202	42,437
Interest expense, net (Notes A and D)	676	1,133	1,571
Pretax income (loss)	(4,937)	69	40,866
Income tax (benefit) provision (Note C)	(1,796)	439	15,121
Net income (loss)	$ (3,141)	$ (370)	$ 25,745
Net income (loss) per share (Notes A and J):			
Basic	$ (0.27)	$ (0.03)	$ 2.06
Diluted	$ (0.27)	$ (0.03)	$ 2.03
Cash dividends declared per share	$ 0.84	$ 0.80	$ 0.72

The accompanying notes are an integral part of the consolidated financial statements.

COURIER CORPORATION

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)

	September 26, 2009	September 27 2008
ASSETS		
Current assets:		
Cash and cash equivalents (Note A)	$ 492	$ 178
Investments (Note A)	1,017	820
Accounts receivable, less allowance for uncollectible accounts of $1,600 in 2009 and $1,611 in 2008 (Note A)	34,176	45,626
Inventories (Note B)	38,026	37,166
Deferred income taxes (Note C)	4,462	4,680
Other current assets	1,404	1,528
Total current assets	79,577	89,998
Property, plant and equipment (Note A):		
Land	1,934	1,934
Buildings and improvements	41,137	35,541
Machinery and equipment	201,910	205,537
Furniture and fixtures	2,090	2,341
Construction in progress	3,466	3,945
	250,537	249,298
Less - Accumulated depreciation and amortization	(160,783)	(153,606)
Property, plant and equipment, net	89,754	95,692
Goodwill (Notes A and I)	24,980	39,912
Other intangibles, net (Note A)	3,720	3,920
Prepublication costs, net (Note A)	9,194	9,595
Other assets (Note G)	1,212	1,381
Total assets	$ 208,437	$ 240,498

The accompanying notes are an integral part of the consolidated financial statements.

COURIER CORPORATION

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)

	September 26, 2009	September 27, 2008
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current maturities of long-term debt (Note D)	$ 96	$ 93
Accounts payable (Note A)	10,974	16,966
Accrued payroll	5,950	6,587
Accrued taxes (Note C)	3,032	3,560
Other current liabilities (Note G)	7,098	5,970
Total current liabilities	27,150	33,176
Long-term debt (Notes A and D)	13,514	23,646
Deferred income taxes (Note C)	177	4,687
Other liabilities (Notes C and G)	3,006	2,765
Total liabilities	43,847	64,274
Commitments and contingencies (Note E)		
Stockholders' equity (Notes A, F and G):		
Preferred stock, $1 par value - authorized 1,000,000 shares; none issued	-	-
Common stock, $1 par value - authorized 18,000,000 shares; issued 11,956,000 shares in 2009 and 11,878,000 in 2008	11,956	11,878
Additional paid-in capital	16,479	14,788
Retained earnings	136,782	149,920
Accumulated other comprehensive loss	(627)	(362)
Total stockholders' equity	164,590	176,224
Total liabilities and stockholders' equity	$ 208,437	$ 240,498

The accompanying notes are an integral part of the consolidated financial statements.

COURIER CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	For the Years Ended		
	September 26, 2009	September 27, 2008	September 29, 2007
Operating Activities:			
Net income (loss)	$ (3,141)	$ (370)	$ 25,745
Adjustments to reconcile net income (loss) to cash provided from operating activities:			
Depreciation and amortization	21,401	21,373	18,856
Impairment charges (Note A)	15,607	23,643	-
Stock-based compensation (Notes A and F)	1,424	1,313	1,460
Deferred income taxes (Note C)	(4,966)	(5,970)	1,098
Changes in assets and liabilities:			
Accounts receivable	11,450	2,047	(1,671)
Inventory	(860)	1,017	(8,618)
Accounts payable	(5,992)	(3,145)	4,333
Accrued taxes	(528)	1,431	(1,233)
Other elements of working capital	615	(1,482)	(2,966)
Other long-term, net	(174)	(1,118)	451
Cash provided from operating activities	34,836	38,739	37,455
Investment Activities:			
Capital expenditures	(10,084)	(12,865)	(26,378)
Prepublication costs (Note A)	(4,782)	(5,000)	(5,417)
Short-term investments	(197)	(820)	-
Cash used for investment activities	(15,063)	(18,685)	(31,795)
Financing Activities:			
Long-term debt (repayments) borrowings	(10,129)	6,273	156
Cash dividends	(9,997)	(9,881)	(9,007)
Proceeds from stock plans	667	1,749	2,608
Share repurchases (Note K)	-	(19,592)	-
Excess tax benefits from stock-based compensation	-	26	649
Cash used for financing activities	(19,459)	(21,425)	(5,594)
Increase (decrease) in cash and cash equivalents	314	(1,371)	66
Cash and cash equivalents at the beginning of the period	178	1,549	1,483
Cash and cash equivalents at the end of the period	$ 492	$ 178	$ 1,549
Supplemental cash flow information:			
Interest paid	$ 641	$ 1,246	$ 1,604
Income taxes paid (net of refunds)	$ 3,799	$ 4,926	$ 14,447
Supplemental disclosure of noncash investing and financing activities:			
Property and equipment costs included in accounts payable and accrued expenses	$ 390	$ 3,246	$ 5,301

The accompanying notes are an integral part of the consolidated financial statements.

COURIER CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(Dollars in thousands)

	Total Stockholders' Equity	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensiv Loss
Balance, September 30, 2006	$ 182,326	$ 12,445	$ 8,592	$ 161,289	$ -
Net income	25,745	-	-	25,745	-
Cash dividends	(9,007)	-	-	(9,007)	-
Accounting transition adjustment (Note G)	(505)	-	-	-	(505)
Stock-based compensation (Note F)	1,460	5	1,455	-	-
Other stock plan activity	3,092	162	2,930	-	-
Cumulative effect of change in accounting principle (Note C)	(108)	-	-	(108)	-
Balance, September 29, 2007	203,003	12,612	12,977	177,919	(505)
Net loss	(370)	-	-	(370)	-
Cash dividends	(9,881)	-	-	(9,881)	-
Change in pension obligation, net of tax (Note G)	143	-	-	-	143
Stock-based compensation (Note F)	1,313	6	1,307	-	-
Share repurchases (Note K)	(19,592)	(856)	(988)	(17,748)	-
Other stock plan activity	1,608	116	1,492	-	-
Balance, September 27, 2008	176,224	11,878	14,788	149,920	(362)
Net loss	(3,141)	-	-	(3,141)	-
Cash dividends	(9,997)	-	-	(9,997)	-
Change in pension obligation, net of tax (Note G)	(265)	-	-	-	(265)
Stock-based compensation (Note F)	1,424	11	1,413	-	-
Other stock plan activity	345	67	278	-	-
Balance, September 26, 2009	$ 164,590	$ 11,956	$ 16,479	$ 136,782	$ (627)

The accompanying notes are an integral part of the consolidated financial statements.

A. Summary of Significant Accounting Policies

Business: Courier Corporation and its subsidiaries ("Courier" or the "Company") print, publish and sell books. Courier has two business segments: book manufacturing and specialty book publishing.

Principles of Consolidation and Presentation: The consolidated financial statements, prepared on a fiscal year basis, include the accounts of Courier Corporation and its subsidiaries after elimination of all intercompany transactions. Such financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("generally accepted accounting principles").

Financial Instruments: Financial instruments consist primarily of cash, investments in mutual funds, accounts receivable, accounts payable and debt obligations. At September 26, 2009 and September 27, 2008, the fair value of the Company's financial instruments approximated their carrying values. The fair value of the Company's revolving credit facility approximates its carrying value due to the variable interest rate and the Company's current rate standing (see Note D). The Company classifies as cash and cash equivalents amounts on deposit in banks and instruments with maturities of three months or less at time of purchase.

Investments consist of mutual fund investments for which underlying funds primarily invest in equity securities. Such short-term instruments are held for trading purposes. These investments are classified as trading securities and are recorded at fair value utilizing quoted prices in active markets at year end. Earnings from investments were $21,000 in 2009 and $144,000 in 2007; a loss of $19,000 was incurred on these instruments in 2008. Such amounts are included in the caption "Interest expense, net" in the accompanying consolidated statements of operations.

Property, Plant and Equipment: Property, plant and equipment are recorded at cost, including interest on funds borrowed to finance the acquisition or construction of major capital additions. Interest capitalized was $123,000 in 2008 and $169,000 in 2007; no such interest was capitalized in 2009. The Company provides for depreciation of property, plant and equipment on a straight-line basis over periods ranging from 10 to 40 years on buildings and improvements and from 3 to 11 years on equipment and furnishings.

Leasehold improvements are amortized on a straight-line basis over the shorter of their useful life or the term of the lease. Expenditures for maintenance and repairs are charged against income as incurred; betterments that increase the value or materially extend the life of the related assets are capitalized. When assets are sold or retired, the cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

Goodwill and Other Intangibles: The Company evaluates possible impairment annually at the end of its fiscal year or whenever events or circumstances indicate that the carrying value of the assets may not be recoverable. These tests are performed at the reporting unit level, which is the operating segment or one level below the operating segment. In the second quarter of fiscal 2009, the Company performed an interim test of goodwill for Dover Publications, Inc. ("Dover"), one of the companies in its specialty publishing segment. These additional tests were performed due to a decline in sales and profits at Dover resulting from the continued downturn in the economic environment and in consumer spending.

The goodwill impairment test is a two-step test. In the first step, the Company compares the fair value of the reporting unit to its carrying value. If the fair value of the reporting unit exceeds the carrying value of its net assets, then goodwill is not impaired and the Company is not required to perform further testing. If the carrying value of the net assets of the reporting unit exceeds its fair value, then the Company must perform the second step in order to determine the implied fair value of the reporting unit's goodwill and compare it to the carrying value of its goodwill. The Company used a valuation methodology to estimate the fair value of Dover based on a discounted cash flow and a market value approach. Key assumptions and estimates included revenue and operating income forecasts and the assessed growth rate after the forecast period.

After performing the step-one test, the Company determined that the fair value of Dover at the end of the second quarter was below its carrying value and as such the second step was required. The second step of the impairment test included estimating the fair value of the tangible and identified intangible assets and liabilities of the impaired reporting unit. The implied goodwill is the residual of the total fair value of the reporting unit less the accumulated fair value of identified tangible and intangible assets and liabilities. Based on the results of these valuations, the Company recorded a pre-tax impairment charge of $15.6 million, representing 100% of Dover's goodwill, at the end of the second quarter.

In the third quarter of the prior year, impairment testing was performed on the goodwill and other intangible assets of Federal Marketing Corporation, d/b/a Creative Homeowner ("Creative Homeowner"), resulting in pre-tax impairment charges of $15.3 million to goodwill, $0.8 million to trade name, and $7.5 million to customer lists. The total of these pre-tax impairment charges in fiscal 2008 for Creative Homeowner's goodwill and other intangible assets was $23.6 million.

"Other intangibles" includes customer lists related to Creative Homeowner and Moore-Langen Printing Company, Inc. ("Moore Langen"), which are being amortized over 15-year and 10-year periods, respectively. Amortization related to customer lists for Moore Langen and Creative Homeowner was $200,000 for fiscal 2009 compared with $629,000 and $787,000 in fiscal years 2008 and 2007, respectively. Annual amortization expense for the next five years will be approximately $200,000 prospectively.

The following table reflects the components of "Goodwill" at September 26, 2009:

	(000's omitted)		
	Book Manufacturing	Specialty Publishing	Total
Balance at September 27, 2008	$14,771	$25,141	$39,912
Acquisition adjustment	-	675	675
Impairment charge	-	(15,607)	(15,607)
Balance at September 26, 2009	$14,771	$10,209	$24,980

In 2009, an adjustment was made regarding the purchase accounting for the 2006 acquisition of Creative Homeowner relating to the calculation of deferred tax assets on certain reserves. The $675,000 adjustment above resulted in an increase in goodwill, with an offsetting reduction in deferred tax assets.

The following table reflects the components of "Other Intangibles" at September 26, 2009:

	(000's omitted)				
	Book Manufacturing		Specialty Publishing		
	Trade Name	Customer Lists	Trade Name	Customer Lists	Total
Balance at September 27, 2008	$931	$170	$550	$2,269	$3,920
Amortization expense	-	(20)	-	(180)	(200)
Balance at September 26, 2009	$931	$150	$ 550	$ 2,089	$ 3,720

The above amounts for other intangibles at September 26, 2009 are net of accumulated amortization of $0.1 million and $1.9 million for the book manufacturing and specialty publishing segments, respectively.

Prepublication Costs: Prepublication costs, associated with creating new titles in the specialty publishing segment, are amortized to cost of sales using the straight-line method over estimated useful lives of three to five years. In fiscal 2009, such amortization includes $0.2 million to accelerate the amortization of underperforming titles.

Long-Lived Assets: Management periodically reviews long-lived assets for impairment. As discussed above in the caption "Goodwill and Other Intangibles," in 2009 the Company recorded an impairment of the goodwill of Dover. In addition, the Company closed one of it's book manufacturing locations during fiscal 2009 and adjusted the useful lives and accelerated the depreciation of assets that will not be utilized at other locations (see Note H).

Income Taxes: Deferred income tax liabilities and assets are determined based upon the differences between the financial statement and tax bases of assets and liabilities, and are measured by applying enacted tax rates and laws for the taxable years in which these differences are expected to reverse.

Revenue Recognition: Revenue is recognized upon shipment of goods to customers or upon the transfer of ownership for those customers for whom the Company provides manufacturing and distribution services. Revenue for distribution services is recognized as services are provided. Shipping and handling fees billed to customers are classified as revenue. In the specialty publishing segment, revenue is recognized net of an allowance for sales returns. The process which the Company uses to determine its net sales, including the related reserve allowance for returns, is based upon applying an estimated return rate to current year sales. This estimated return rate is based on actual historical return experience.

Use of Estimates: The process of preparing financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts at the date of the financial statements. Actual results may differ from these estimates.

Subsequent Events: The Company considers events or transactions that occur after the balance sheet date but before the financial statements are issued to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Such events were evaluated through November 24, 2009, the day before the financial statement issuance.

Net Income per Share: Basic net income per share is based on the weighted average number of common shares outstanding each period. Diluted net income per share also includes potentially dilutive items such as stock options (Note J). Shares used to calculate basic and diluted amounts per share for fiscal years 2009 and 2008 are the same due to the Company incurring a loss in those periods.

New Accounting Pronouncements: In December 2007, the Financial Accounting Standards Board ("FASB") issued authoritative literature on business combinations, which expands the definition of a business combination and changes the manner in which the Company accounts for business combinations beginning in fiscal 2010. Significant changes include the capitalization of IPR&D as an indefinite-lived asset, the recognition of certain acquired contingent assets and liabilities at fair value, the expensing of acquisition-related restructuring actions and transaction costs, and the recognition of contingent purchase price consideration at fair value on the acquisition date. In addition, post-acquisition changes in deferred tax asset valuation allowances and acquired income tax uncertainties will be recognized as income tax expense or benefit. The accounting treatment for taxes will be applicable to acquisitions that close both prior and subsequent to the adoption of this guidance. The Company will adopt this guidance at the beginning of the Company's fiscal year 2010 and does not believe the adoption will have a material effect on its consolidated financial position, results of operations, or cash flow.

In April 2008, the FASB issued authoritative guidance for determining the useful life of intangible assets. The guidance amends the factors that should be considered in determining the useful life of a recognized intangible asset. The Company will adopt this guidance in the first quarter of 2010 and does not believe that the adoption will have a material effect on its consolidated financial statements.

In December 2008, the FASB issued enhanced disclosure requirements for defined benefit pension and other postretirement benefit plan assets. The additional disclosures are intended to provide users of financial statements with an enhanced understanding of (a) how investment allocation decisions are made, (b) the major categories of plan assets, (c) the inputs and valuation techniques used to measure the fair value of plan assets, (d) the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period and (e) significant concentrations of risk within plan assets. The Company is required to comply with these disclosure requirements beginning in fiscal 2010.

B. Inventories

Inventories are valued at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method for approximately 53% and 44% of the Company's inventories at September 26, 2009 and September 27, 2008, respectively. Other inventories, primarily in the specialty publishing segment, are determined on a first-in, first-out (FIFO) basis.

Inventories consisted of the following at September 26, 2009 and September 27, 2008:

	(000's omitted)	
	2009	2008
Raw materials	$ 4,384	$ 5,263
Work in process	8,286	8,091
Finished goods	25,356	23,812
Total	$ 38,026	$ 37,166

On a FIFO basis, reported year-end inventories would have been higher by $5.5 million in fiscal 2009 and $5.9 million in fiscal 2008.

C. Income Taxes

At the beginning of fiscal 2008, the Company adopted the recognition, measurement and disclosure guidance for the accounting for uncertain tax positions, which contains a two-step approach. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit, quantified as the largest amount that is cumulatively more than 50% likely to be realized upon ultimate settlement. The Company recognizes interest and penalties related to unrecognized tax benefits in income tax expense. The cumulative effect of adopting this guidance at the beginning of fiscal 2008 was $108,000 and was recorded as a reduction in retained earnings with a corresponding liability. During fiscal years 2009 and 2008, certain federal and state statutes of limitations expired. As such, the unrecognized tax benefits and accrued interest were reduced by approximately $43,000 in each of the fiscal years 2009 and 2008. The impact of the remaining liability balance, if recognized, would favorably affect the Company's effective income tax rate in future periods. The Company does not anticipate any significant changes in the amount of unrecognized tax benefits over the next twelve months.

The Company files federal and state income tax returns in various jurisdictions of the United States. With few exceptions, the Company is no longer subject to income tax examinations for years prior to fiscal 2006. Substantially all U.S. federal tax years prior to fiscal 2006 have been audited by the Internal Revenue Service and closed.

The provision for income taxes differs from that computed using the statutory federal income tax rates for the following reasons:

	(000's omitted)		
	2009	2008	2007
Federal taxes at statutory rate	$ (1,679)	$ 24	$ 14,303
State taxes, net of federal tax benefit	56	800	1,312
Federal manufacturer's deduction	(136)	(374)	(349)
Tax benefit of export related income	-	-	(165)
Other	(37)	(11)	20
Total	$ (1,796)	$ 439	$ 15,121

The tax benefits in fiscal 2009 and 2008 related to the impairment charge for Dover and Creative Homeowner, respectively, were recognized at 35% (see Note A). No state tax benefit was recognized on the impairment charges as the Company provided a valuation allowance on the related deferred state tax assets.

The provision for income taxes consisted of the following:

	(000's omitted)		
	2009	2008	2007
Current:			
Federal	$ 2,205	$ 5,121	$ 12,410
State	965	1,288	1,613
	3,170	6,409	14,023
Deferred:			
Federal	(4,181)	(6,109)	652
State	(785)	139	446
	(4,966)	(5,970)	1,098
Total	$ (1,796)	$ 439	$ 15,121

The following is a summary of the significant components of the Company's deferred tax assets and liabilities as of September 26, 2009 and September 27, 2008:

	(000's omitted)	
	2009	2008
Current deferred tax assets:		
Vacation accrual not currently deductible	$ 700	$ 809
Other accruals not currently deductible	781	634
Non-deductible reserves	2,756	3,012
Other	225	225
Total current deferred tax assets	4,462	4,680
Non-current deferred tax assets (liabilities):		
Deferred compensation arrangements	2,175	2,213
Tax benefits of stock option activity	(86)	(55)
Goodwill and other intangibles	7,708	3,460
Accelerated depreciation	(9,447)	(9,495)
State NOL carryforwards	1,943	819
Pension obligation (Note G)	384	222
Other	308	351
Total non-current deferred tax assets (liabilities)	2,985	(2,485)
Valuation allowances	(3,162)	(2,202)
Total non-current deferred tax assets (liabilities), net	(177)	(4,687)
Total deferred tax assets (liabilities)	$ 4,285	$ (7)

The Company fully provided valuation allowances for state net operating loss carryforwards. The Company has also provided valuation allowances of approximately $1.2 million for deferred state tax assets related to Dover's and Creative Homeowner's impairment charges, as management believes that their realization is not likely. The Company increased it's valuation allowance $960,000 in 2009, $2.0 million in 2008 and had a decrease in the valuation allowance of $488,000 in 2007.

Non-current deferred tax assets have been netted against non-current deferred tax liabilities for balance sheet classification purposes. In 2009, an adjustment was made regarding the purchase accounting for the 2006 acquisition of Creative Homeowner relating to the calculation of deferred tax assets on certain reserves. The $675,000 adjustment resulted in an increase in goodwill, with an offsetting reduction in deferred tax assets.

D. Long-Term Debt

The Company has a $100 million long-term revolving credit facility in place under which the Company can borrow at a rate not to exceed LIBOR plus 1.5%. The Company's interest rate at September 26, 2009 was 0.8%. The Company also has an industrial bond arrangement, which bears interest at 3% and provides for a lien on the assets acquired with the proceeds.

At September 26, 2009 and September 27, 2008, the Company had $13.5 million and $23.5 million, respectively, in borrowings under its long-term revolving credit facility, which matures in March 2013. Long-term debt at September 26, 2009 and September 27, 2008 also included its obligation under an industrial development bond arrangement totaling $154,000 and $247,000, respectively, including current maturities of $96,000 and $93,000, respectively. At September 26, 2009, scheduled aggregate principal payments of these obligations were $96,000 in 2010, $58,000 in 2011 and $13,456,000 in 2013.

The revolving credit facility contains restrictive covenants including provisions relating to the maintenance of working capital, the incurrence of additional indebtedness and a quarterly test of EBITDA to debt service. The Company was in compliance with all such covenants at September 26, 2009. The facility also provides for a commitment fee not to exceed 3/8% per annum on the unused portion. These fees are included in the caption "Interest expense, net" in the accompanying Consolidated Statements of Operations. The revolving credit facility is available to the Company for both its long-term and short-term financing needs.

E. Commitments and Contingencies

The Company is committed under various operating leases to make annual rental payments for certain buildings and equipment. Amounts charged to operations under such leases approximated $2,568,000 in 2009, $3,343,000 in 2008, and $3,436,000 in 2007. As of September 26, 2009, minimum annual rental commitments under the Company's long-term operating leases were approximately $1,663,000 in 2010, $1,469,000 in 2011, $1,265,000 in 2012, $1,254,000 in 2013, $1,190,000 in 2014 and $905,000 in the aggregate thereafter. At September 26, 2009 and September 27, 2008, the Company had letters of credit outstanding of $2,230,000 and $1,650,000, respectively.

In the ordinary course of business, the Company is subject to various legal proceedings and claims. The Company believes that the ultimate outcome of these matters will not have a material adverse effect on its consolidated financial statements.

F. Stock Arrangements

The Company records stock-based compensation expense for the cost of stock options, stock grants, and shares issued under the Company's Employee Stock Purchase Plan. The fair value of each option awarded is calculated on the date of grant using the Black-Scholes option-pricing model. Stock-based compensation recognized in selling and administrative expenses in the accompanying financial statements, and the related tax benefit, were as follows:

	(000's omitted)		
	2009	2008	2007
Stock-based compensation expense	$ 1,424	$ 1,313	$ 1,460
Related tax benefit	(464)	(405)	(454)
Stock-based compensation, net of tax	$ 960	$ 908	$ 1,006

Unrecognized stock-based compensation cost at September 26, 2009 was $2.0 million to be recognized over a weighted-average period of 2.3 years.

Stock Incentive Plan: The Company's Amended and Restated 1993 Stock Incentive Plan provides for the granting of stock options and stock grants up to a total of 2,064,375 shares. Under the plan provisions, both non-qualified and incentive stock options to purchase shares of the Company's common stock may be granted to key employees. The option price per share may not be less than the fair market value of stock at the time the option is granted and incentive stock options must expire not later than ten years from the date of grant. The Company annually issues a combination of stock options and stock grants to its key employees. Stock options and stock grants generally vest over three years.

The following is a summary of all option activity for this plan:

		Weighted Average		Aggregate Intrinsic Value (in 000's)
	Shares	Exercise Price	Remaining Term (yrs)	
Outstanding at Sept. 30, 2006	401,891	$ 21.69		
Issued	66,154	36.70		
Exercised	(80,377)	15.47		
Cancelled	(157)	35.51		
Outstanding at Sept. 29, 2007	387,511	$ 25.53		
Issued	106,465	21.17		
Exercised	(46,674)	11.07		
Cancelled	(6,048)	36.57		
Expired	(11,788)	25.86		
Outstanding at Sept. 27, 2008	429,466	$ 25.86		
Issued	114,682	15.51		
Exercised	(73,111)	16.91		$ 20
Cancelled	(334)	37.29		
Expired	(6,817)	23.34		
Outstanding at Sept. 26, 2009	463,886	$ 24.74	3.2	$ -
Exercisable at Sept. 26, 2009	257,386	$ 28.87	2.2	$ -
Available for future grants	193,773			

There were 51,159 non-vested stock grants outstanding at the beginning of fiscal 2009 with a weighted-average fair value of $30.99 per share. During 2009, 26,198 stock grants were awarded with a weighted-average fair value of $15.51 per share. There were 10,863 stock grants that vested in 2009 with a weighted-average fair value of $36.84 per share. Also, 333 non-vested stock grants, with a weighted-average fair value of $43.55, were forfeited during 2009. At September 26, 2009, there were 66,161 non-vested stock grants outstanding with a weighted-average fair value of $23.83.

Directors' Option Plan: In January 2005, stockholders approved the Courier Corporation 2005 Stock Equity Plan for Non-Employee Directors (the "2005 Plan").

Under the plan provisions, non-qualified stock options to purchase shares of the Company's common stock may be granted to non-employee directors up to a total of 225,000 shares. The option price per share is the fair market value of stock at the time the option is granted. The options are immediately exercisable and have a term of five years. The 2005 Plan replaced the previous non-employee directors' plan which had been adopted in 1989 (the "1989 Plan"). The 1989 Plan allowed directors to make an election to apply their annual retainer fee toward the granting of stock options at a price per share that was $5 below the fair market value at the time of the option award. No further options will be granted under the 1989 Plan.

The following is a summary of all option activity for these plans:

	Shares	Weighted Average		Aggregate Intrinsic Value (in 000's)
		Exercise Price	Remaining Term (yrs)	
Outstanding at Sept. 30, 2006	185,127	$ 25.78		
Issued	38,064	39.18		
Exercised	(56,094)	18.25		
Outstanding at Sept. 29, 2007	167,097	$ 31.36		
Issued	42,000	26.86		
Exercised	(30,750)	21.26		
Cancelled	(14,727)	36.69		
Outstanding at Sept. 27, 2008	163,620	$ 31.63		
Issued	45,567	15.17		
Expired	(22,500)	20.97		
Outstanding at Sept. 26, 2009	186,687	$ 28.89	2.5	$ -
Exercisable at Sept. 26, 2009	186,687	$ 28.89	2.5	$ -
Available for future grants	4,501			

Directors may also elect to receive their annual retainer and committee chair fees as shares of stock in lieu of cash. Such shares issued in 2009, 2008 and 2007 were 10,542 shares, 5,399 shares, and 4,338 shares at a fair market value of $15.16, $26.86 and $39.18, respectively.

Employee Stock Purchase Plan: The Company's 1999 Employee Stock Purchase Plan ("ESPP"), as amended, covers an aggregate of 337,500 shares of Company common stock for issuance under the plan. Eligible employees may purchase shares of Company common stock at not less than 85% of fair market value at the end of the grant period. During 2009, 2008, and 2007, 40,560 shares, 28,774 shares, and 20,066 shares, respectively, were issued under the plan at an average price of $12.49 per share, $20.44 per share, and $31.46 per share, respectively. Since inception, 325,724 shares have been issued. At September 26, 2009, an additional 11,776 shares were reserved for future issuances.

Stockholders' Rights Plan: On March 18, 2009, the Board of Directors renewed its ten-year stockholders' rights plan. Under the plan, the Company's stockholders of record at

March 19, 2009 received a right to purchase a unit ("Unit") comprised of one one-thousandth of a share of preferred stock for each share of common stock held on that date at a price of $100, subject to adjustment. Until such rights become exercisable, one such right will also attach to subsequently issued shares of common stock. The rights become exercisable if a person or group acquires 15% or more of the Company's common stock or after commencement of a tender or exchange offer which would result in a person or group beneficially owning 15% or more of the Company's common stock. When exercisable, under certain conditions, each right entitles the holder thereof to purchase Units or shares of common stock of the acquirer, in each case having a market value at that time of twice the right's exercise price. The Board of Directors will be entitled to redeem the rights at one cent per right, under certain circumstances. The rights expire in 2019.

Stock-Based Compensation: The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option-pricing model.

The following key assumptions were used to value options issued:

	2009	2008	2007
Risk-free interest rate	2.0%–2.5%	3.0%–3.1%	4.2%–4.7%
Expected volatility	38%–46%	27%–31%	25%–27%
Expected dividend yield	5.4%–5.7%	2.6%–3.8%	1.8%–2.0%
Estimated life for grants under:			
Stock Incentive Plans	5 years	5 years	5 years
Directors' Option Plans	5 years	5 years	5 years
ESPP	0.5 years	0.5 years	0.5 years

The following is a summary of the weighted average fair value per share of options granted during each of the past three fiscal years, based on the Black-Scholes option-pricing model.

	Stock Incentive Plan			Directors' Option Plans		
On grant date:	2009	2008	2007	2009	2008	2007
Exercise price equal to stock price	$4.13	$4.52	$9.00	$3.25	$5.77	$10.40

G. Retirement Plans

The Company and its consolidated subsidiaries maintain various defined contribution retirement plans covering substantially all of its employees. Dover, acquired in September 2000, also provides retirement benefits through a defined benefit plan (the "Dover plan") as described below.

Retirement costs of multi-employer union plans consist of contributions determined in accordance with the respective collective bargaining agreements. Retirement benefits for non-union employees are provided through the Courier Profit Sharing and Savings Plan ("PSSP"), which includes an Employee Stock Ownership Plan ("ESOP"). Retirement costs included in the accompanying financial statements amounted to approximately $3,346,000 in 2009, $3,468,000 in 2008, and $3,940,000 in 2007. At September 26, 2009 and September 27, 2008, the Company had $1.4 million and $1.5 million, respectively, accrued for the PSSP, which is included in the accompanying consolidated balance sheet under the caption "Other current liabilities."

The PSSP is qualified under Section 401(k) of the Internal Revenue Code. The plan allows eligible employees to contribute up to 100% of their compensation, subject to IRS limitations, with the Company matching 100% of the first 2% of pay plus 25% of the next 4% of pay contributed by the employee. The Company also makes contributions to the plan annually based on profits each year for the benefit of all eligible non-union employees.

Shares of Company common stock may be allocated to participants' ESOP accounts annually based on their compensation as defined in the plan. During the last three years, no such shares were allocated to eligible participants. At September 26, 2009, the ESOP held 349,961 shares on behalf of the participants.

Dover has a noncontributory, defined benefit pension plan covering substantially all of its employees. As of December 31, 2001, Dover employees became eligible to participate in the PSSP. As such, plan benefits under the Dover defined benefit plan were frozen as of that date.

In September 2006, the FASB issued authoritative literature regarding accounting for defined benefit pension and other postretirement plans, which requires that employers recognize the funded status of defined benefit pension and other postretirement benefit plans as a net asset or liability on the balance sheet and recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as a component of net periodic benefit cost. Additional financial statement disclosures are also required. The Company adopted these recognition and disclosure provisions at the end of fiscal 2007, and accordingly, recognized an after-tax reduction of $0.5 million in accumulated other comprehensive income, a component of shareholders' equity. In addition, companies are required to measure plan assets and benefit obligations as of their fiscal year end. The Company previously used this date as the measurement date so there was no impact on the consolidated financials as it relates to this portion of the adopted guidance.

The following tables provide information regarding the Dover plan:

	(000's omitted)	
Other changes in plan assets and obligations recognized in other comprehensive income (loss):	2009	2008
Accumulated other comprehensive loss at beginning of year	$(362)	$(505)
Net (loss) gain incurred in year, net of tax	(282)	120
Amortization of actuarial net losses, net of tax	17	23
Accumulated other comprehensive loss at end of year	$(627)	$(362)

	(000's omitted)		
Change in projected benefit obligation:	2009	2008	
Benefit obligation at beginning of year	$2,564	$3,070	
Administrative cost	7	7	
Interest cost	167	169	
Actuarial loss (gain)	398	(274)	
Benefits paid	(354)	(408)	
Benefit obligation at end of year	$2,782	$2,564	
Change in plan assets:	2009	2008	
Fair value of plan assets at beginning of year	$2,675	$2,944	
Actual return on plan assets	119	112	
Employer contributions	-	27	
Benefits paid	(354)	(408)	
Fair value of plan assets at end of year	$2,440	$2,675	
Funded status at end of year	$(342)	$111	
Components of net periodic benefit cost:	2009	2008	2007
Administrative cost	$ 7	$ 7	$ 7
Interest cost	167	169	184
Expected return on plan assets	(174)	(192)	(207)
Amortization of unrecognized net loss	27	37	49
Net periodic benefit cost	$ 27	$ 21	$ 33
Actuarial assumptions used to determine costs and benefit obligations:	2009	2008	2007
Discount rate	7.0%	6.0%	5.8%
Compensation increases	None	None	None
Expected return on plan assets	7.0%	7.0%	7.0%

The Company's strategy is to achieve a long-term rate of return sufficient to satisfy plan liabilities while minimizing plan expenses and mitigating downside risks. Assets are currently allocated 100% to Guaranteed Insurance Contracts, however the Company reviews this weighting from time to time in order to achieve overall objectives in light of current circumstances.

Accrued pension cost of $342,000 at September 26, 2009 was included in the accompanying consolidated balance sheet under the caption "Other liabilities" while prepaid pension cost of $111,000 at September 27, 2008 was included in "Other assets".

H. Restructuring Costs

Restructuring costs of $4.8 million in fiscal 2009 included costs associated with winding down Creative Homeowner's distribution services and closing and consolidating the Book-mart Press manufacturing facility during the second quarter of fiscal 2009, as well as employee severance expenses related to additional cost saving actions taken in both of the Company's segments.

The following tables detail restructuring costs by segment and by classification in the accompanying consolidated statements of operations.

	(000's omitted)		
	Book Manufacturing Segment	Specialty Publishing Segment	Total Company
Employee severance and benefit costs	$1,726	$484	$2,210
Accelerated depreciation of property, plant and equipment	617	-	617
Inventory reserves	820	-	820
Lease termination and other facility closure costs	1,135	-	1,135
Total restructuring costs	$4,298	$484	$4,782
Included in cost of sales	$3,807	$107	$3,914
Included in selling and administrative expenses	491	377	868
Total restructuring costs	$4,298	$484	$4,782

Employee severance costs in the specialty publishing segment included centralizing back office and order fulfillment operations in addition to ceasing Creative Homeowner's distribution services. Within the book manufacturing segment, the Company closed its Book-mart Press manufacturing facility during the second quarter in order to reduce redundant capacity and to lower costs and consolidated its operations into the Company's other manufacturing facilities. Also during the second quarter, a voluntary severance program was offered throughout the Company, which was followed by additional workforce reductions throughout the Company to better align our costs and revenues. Overall, total headcount was reduced by approximately 12% during fiscal 2009. Annual savings from these initiatives are projected to be approximately $5 million in the book manufacturing segment and approximately $3 million in the specialty publishing segment.

In connection with the closing and consolidation of the Book-mart Press facility, the Company adjusted the useful lives and accelerated the depreciation of assets that will not be utilized at other locations. The Company anticipates that payments associated with Book-mart Press, including rental payments related to the lease obligation, will be substantially completed by July 2010.

Amounts accrued for restructuring costs at September 26, 2009, which are included in "Other current liabilities" in the accompanying consolidated balance sheet, consist of employee severance and benefit costs of approximately $0.5 million and lease termination and other facility closure costs of approximately $0.5 million.

I. Business Segments

The Company has two business segments: book manufacturing and specialty publishing. The book manufacturing segment offers a full range of services from production through storage and distribution for religious, educational and specialty trade book publishers. The specialty publishing segment consists of Dover, REA, and Creative Homeowner.

The accounting policies of the segments are the same as those described in Note A. Segment performance is evaluated based on several factors, of which the primary financial measure is operating income. Operating income is defined as gross profit (sales less cost of sales) less selling and administrative expenses, and includes severance and other restructuring costs (see Note H) but excludes stock-based compensation. As such, segment performance is evaluated exclusive of interest, income taxes, stock-based compensation, intersegment profit elimination, and impairment charges. The elimination of intersegment sales and related profit represents sales from the book manufacturing segment to the specialty publishing segment.

During the first quarter of fiscal 2009, the Company changed to this current measure of reporting segment performance. Previously, reported segment results included an interest allocation. The Company's prior year segment information has been adjusted to conform to the current year's presentation.

Stock-based compensation, as well as the elimination of intersegment sales and related profit, are reflected as "unallocated" in the following table. Impairment charges in fiscal 2009 and 2008 (discussed more fully in Note A) are also included in "unallocated" in the following table. Corporate expenses that are allocated to the segments include various support functions such as information technology services, finance, legal, human resources and engineering, and include depreciation and amortization expense related to corporate assets. The corresponding corporate asset balances are not allocated to the segments. Unallocated corporate assets consist primarily of cash and cash equivalents and fixed assets used by the corporate support functions.

Dollar amounts in the following table are presented in thousands.

	Total Company	Book Manu-facturing	Specialty Publishing	Unallo-cated
Fiscal 2009				
Net sales	$248,816	$212,228	$46,769	$(10,181)
Operating income (loss)	(4,261)	14,667	(2,189)	(16,739)
Total assets	208,437	145,730	51,151	11,556
Goodwill, net	24,980	14,771	10,209	-
Depreciation and amortization	21,401	14,592	5,994	815
Capital expenditures and prepublication costs	14,866	7,255	4,946	2,665
Interest expense, net	676	-	-	676
Fiscal 2008				
Net sales	$280,324	$229,792	$61,767	$(11,235)
Operating income (loss)	1,202	26,173	(106)	(24,865)
Total assets	240,498	157,891	73,244	9,363
Goodwill, net	39,912	14,771	25,141	-
Depreciation and amortization	21,373	13,666	6,945	762
Capital expenditures and prepublication costs	17,865	12,139	5,308	418
Interest expense, net	1,133	-	-	1,133
Fiscal 2007				
Net sales	$294,592	$231,474	$72,890	$(9,772)
Operating income (loss)	42,437	36,136	7,436	(1,135)
Total assets	269,835	157,703	103,284	8,848
Goodwill, net	55,199	14,771	40,428	-
Depreciation and amortization	18,856	12,084	6,096	676
Capital expenditures and prepublication costs	31,795	25,088	5,863	844
Interest expense, net	1,571	-	-	1,571

Export sales as a percentage of consolidated sales were approximately 19% in 2009, 18% in 2008 and 16% in 2007. Approximately 90% of export sales were in the book manufacturing segment in fiscal years 2009, 2008, and 2007. Sales to the Company's largest customer amounted to approximately 22% of consolidated sales in 2009 and 2008, and 20% in 2007. In addition, sales to another customer amounted to 22% of consolidated sales in 2009, 17% in 2008, and 16% in 2007. Sales to a third customer amounted to approximately 11% of consolidated sales in 2008, but were less than 10% in 2009 and 2007. These three customers are in the book manufacturing segment and no other customer accounted for more than 10% of consolidated sales. Customers are granted credit on an unsecured basis. Receivables for the customers that account for more than 10% of consolidated sales, as a percentage of consolidated accounts receivable, were 24% and 41% at September 26, 2009 and September 27, 2008, respectively.

J. Net Income per Share

Following is a reconciliation of the outstanding shares used in the calculation of basic and diluted net income (loss) per share. Potentially dilutive shares, calculated using the treasury stock method, consist of shares issued under the Company's stock option plans. In fiscal years 2009 and 2008, approximately 16,000 and 72,000 potentially dilutive shares, respectively, were excluded due to the Company incurring a loss in those periods.

	(000's omitted)		
	2009	2008	2007
Weighted average shares for basic	11,850	12,294	12,470
Effect of potentially dilutive shares	-	-	219
Weighted average shares for dilutive	11,850	12,294	12,689

K. Share Repurchase Plan

On November 8, 2007, the Company announced the approval by its Board of Directors for the repurchase of up to $10 million of the Company's outstanding common stock from time to time at management's discretion either through the open market or privately negotiated transactions (the "Share Repurchase Plan"). During fiscal 2008, the Board of Directors of the Company expanded the Company's Share Repurchase Plan up to a total amount authorized under the plan of $20 million. Since the inception of the Share Repurchase Plan through September 27, 2008, the Company repurchased approximately 856,000 shares of common stock for approximately $19.6 million. No shares were repurchased in fiscal 2009.

COURIER CORPORATION

FIVE-YEAR FINANCIAL SUMMARY
(Dollars in millions except per share data)

	2009	2008	2007	2006*	2005
Operating Data					
Net sales	$248.8	$280.3	$294.6	$269.1	$227.0
Gross profit	57.7	77.9	96.4	88.5	75.2
Net income (loss)	(3.1)	(0.4)	25.7	28.4	20.9
Net income (loss) per diluted share	(0.27)	(0.03)	2.03	2.25	1.67
Dividends declared per share	0.84	0.80	0.72	0.48	0.33
Balance Sheet and Cash Flow Data					
Total assets	208.4	240.5	269.8	247.2	197.0
Long-term debt	13.5	23.6	17.4	17.2	0.4
Stockholders' equity	164.6	176.2	203.0	182.3	156.5
Working capital	52.4	56.8	56.0	46.2	66.9
Current ratio	2.9	2.7	2.5	2.3	3.2
Capital expenditures and prepublication costs	14.9	17.9	31.8	33.7	22.6
Depreciation and amortization	21.4	21.4	18.9	14.8	11.7
Additional Items					
Long-term debt as a percentage of capitalization	7.6%	11.8%	7.9%	8.6%	0.3%
Stockholders' equity per share	13.77	14.84	16.10	14.65	12.71
Shares outstanding (in 000's)	11,956	11,878	12,612	12,445	12,313
Number of employees	1,603	1,825	1,830	1,724	1,479

Fiscal 2009 and 2008 results include non-cash impairment charges of $15.6 and $23.6 million, respectively, (Note A). On an after-tax basis, the impairment charges were $10.2 million, or $.86 per diluted share, in fiscal 2009 and $15.4 million, or $1.25 per diluted share, in fiscal 2008. Fiscal 2006 results include $3.8 million, or $.30 per diluted share,for the reversal of an income tax reserve.

Net income per diluted share is based on weighted average shares outstanding; stockholders' equity per share is based on shares outstanding at year end.

* *Fiscal 2006 was a 53-week period.*

FORWARD-LOOKING INFORMATION

Statements contained herein include forward-looking statements. Statements that describe future expectations, plans or strategies are considered "forward-looking statements" as that term is defined under the Private Securities Litigation Reform Act of 1995 and releases issued by the Securities and Exchange Commission. The words "believe," "expect," "anticipate," "intend," "estimate" and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Such statements are subject to risks and uncertainties that could cause actual results to differ materially from those currently anticipated. Factors that could affect actual results include, among others, changes in customers' demand for the Company's products, including seasonal changes in customer orders and shifting orders to lower cost regions, changes in market growth rates, changes in raw material costs and availability, pricing actions by competitors and other competitive pressures in the markets in which the Company competes, consolidation among customers and competitors, success in the execution of acquisitions and the performance and integration of acquired businesses including carrying value of intangible assets, restructuring and impairment charges required under generally accepted accounting principles, changes in operating expenses including medical and energy costs, changes in technology including migration from paper-based books to digital, difficulties in the start up of new equipment or information technology systems, changes in copyright laws, changes in consumer product safety regulations, changes in environmental regulations, changes in tax regulations, changes in the Company's effective income tax rate and general changes in economic conditions, including currency fluctuations, changes in interest rates, changes in consumer confidence, changes in the housing market, and tightness in the credit markets. Although the Company believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements will prove to be accurate. The forward-looking statements included herein are made as of the date hereof, and the Company undertakes no obligation to update publicly such statements to reflect subsequent events or circumstances.

OVERVIEW

Courier Corporation, founded in 1824, is one of America's leading book manufacturers and specialty publishers. The Company has two business segments: book manufacturing and specialty publishing. The book manufacturing segment streamlines the process of bringing books from the point of creation to the point of use. Based on sales, Courier is the third largest book manufacturer in the United States, offering services from prepress and production through storage and distribution. The specialty publishing segment consists of Dover Publications, Inc. ("Dover"), Research & Education Association, Inc. ("REA"), and Federal Marketing Corporation, d/b/a Creative Homeowner ("Creative Homeowner"). Dover publishes over 9,000 titles in more than 30 specialty categories ranging from literature to paper dolls, and from music scores to clip art. REA publishes test preparation and study-guide books and software for high school, college and graduate students, and professionals. Creative Homeowner publishes books on home design, decorating, landscaping and gardening, and sells home plans.

OUTLOOK

This year was a difficult one for the book industry and the economy generally. The worldwide economic recession negatively impacted many of the markets served by the Company. The Company's financial results for fiscal 2009 reflect the effects of the recession, both in terms of reduced sales in each segment and a non-cash impairment charge at Dover. Management has acted proactively to take significant measures to curtail costs and align costs with revenues. During fiscal 2009, the Company closed a one-color book manufacturing facility, consolidating sales into its other facilities, and ceased a significant book-distribution operation, as part of reducing headcount by 12%. The Company's financial condition and cash flow remain strong despite the economic downturn, and as a result of these tough measures, the Company is well positioned to deal with the challenges and opportunities of fiscal 2010.

Although some areas of the economy are beginning to show signs of the recession ending, Management does not believe that the economy will be rebounding soon. Both the specialty publishing and book manufacturing segments experienced lower operating margins in 2009 as a result of lower volume and pricing pressures and Management believes that conditions in 2010 will not show appreciable improvement. In publishing, the housing market remains troubled and consumers are cautious about discretionary spending. In book manufacturing, school spending on textbooks remains down due to budget cuts, the religious fundraising environment is challenging, and publishers are managing inventories closely to maintain working capital. In this environment, competitors often lower prices in an attempt to maintain cash flow by trading price concessions for volume gains.

Although Management does not see these trends changing in the near future, due to our cost cutting measures and strong cash flow, Management believes that it will be able to meet these challenges without sacrificing its long term objectives of profitable growth and shareholder return. The Company is continuing to invest in technology to maintain our competitive position in the industry, as evidenced by the Company's investment in digital print that is anticipated to become operational in the latter half of 2010. The Company is well positioned compared to its peers due to its low level of debt and significant liquidity. Therefore, the Company is confident it will be able to weather the macroeconomic challenges and take advantage of opportunities, whether in the form of capital investment or targeted acquisitions, to further its long-term objectives.

RESULTS OF OPERATIONS

FINANCIAL HIGHLIGHTS
(dollars in thousands except per share amounts)

	2009	2008	2007	Percent Change 2009 vs. 2008	Percent Change 2008 vs. 2007
Net sales	$ 248,816	$ 280,324	$ 294,592	-11.2%	-4.8%
Gross profit	57,731	77,879	96,363	-25.9%	-19.2%
As a percentage of sales	23.2%	27.8%	32.7%		
Selling and administrative expenses	46,385	53,034	53,926	-12.5%	-1.7%
Impairment charges	15,607	23,643	-		
Operating income (loss)	(4,261)	1,202	42,437		
Interest expense, net	676	1,133	1,571		
Pretax income (loss)	(4,937)	69	40,866		
Income tax (benefit) provision	(1,796)	439	15,121		
Net income (loss)	$ (3,141)	$ (370)	$ 25,745		
Net income (loss) per diluted share	$ (0.27)	$ (0.03)	$ 2.03		

Revenues for fiscal 2009 were $249 million, down 11% from $280 million in fiscal 2008, with the weak economy affecting both of the Company's segments. Book manufacturing segment revenues in fiscal 2009 decreased 8% to $212 million compared to fiscal 2008 with modest growth in four-color books offset by reduced demand for one- and two-color books. In the specialty publishing segment, revenues were $47 million, down 24% from fiscal 2008, reflecting reduced consumer spending as well as the winding down of Creative Homeowner's book distribution services early in the second quarter of fiscal 2009.

The Company's net loss in fiscal 2009 was $3.1 million, or $.27 per diluted share. These results included restructuring costs related to cost saving initiatives in both of the Company's segments of $4.8 million. In addition, the Company recorded a pre-tax impairment charge of $15.6 million at the end of the second quarter related to Dover's goodwill. For the year, these restructuring and impairment charges totaled $20.4 million, or $1.13 per diluted share.

In fiscal 2008, revenues were down 5% to $280 million compared to fiscal 2007, reflecting the impact of industry consolidation and the sluggish national economy. Book manufacturing revenues of $230 million were down 1% from the prior year while revenues in the specialty publishing segment declined 15% to $62 million compared to fiscal 2007. The Company incurred a non-cash, pre-tax impairment charge of $23.6 million ($15.4 million after tax or $1.25 per diluted share) related to poor financial performance at Creative Homeowner as discussed below. As a result, the Company incurred a net loss for fiscal 2008 of $370,000 or $.03 per diluted share.

Restructuring Costs

Restructuring costs of $4.8 million in fiscal 2009 included costs associated with winding down Creative Homeowner's distribution services and closing and consolidating the Book-mart Press manufacturing facility during the second quarter of fiscal 2009, as well as employee severance expenses related to additional cost saving actions taken in both of the Company's segments.

The following table details restructuring costs by segment and by classification in the accompanying consolidated statements of operations.

	(000's omitted)		
	Book Manufacturing Segment	Specialty Publishing Segment	Total Company
Employee severance and benefit costs	$1,726	$484	$2,210
Accelerated depreciation of property, plant and equipment	617	-	617
Inventory reserves	820	-	820
Lease termination and other facility closure costs	1,135	-	1,135
Total restructuring costs	$4,298	$484	$4,782
Included in cost of sales	$3,807	$107	$3,914
Included in selling and administrative expenses	491	377	868
Total restructuring costs	$4,298	$484	$4,782

Employee severance costs in the specialty publishing segment included centralizing back office and order fulfillment operations in addition to ceasing Creative Homeowner's distribution services. Within the book manufacturing segment, the Company closed its Book-mart Press manufacturing facility during the second quarter in order to reduce redundant capacity and to lower costs and consolidated its operations into the Company's other manufacturing facilities. Also during the second quarter, a voluntary severance program was offered throughout the Company, which was followed by additional workforce reductions throughout the Company to better align our costs and revenues. Overall, total headcount was reduced by approximately 12% during fiscal 2009. Annual savings from these initiatives are projected to be approximately $5 million in the book manufacturing segment and approximately $3 million in the specialty publishing segment.

In connection with the closing and consolidation of the Book-mart Press facility, the Company adjusted the useful lives and accelerated the depreciation of assets that will not be utilized at other locations. The Company anticipates that payments associated with Book-mart Press, including rental payments related to the lease obligation, will be substantially completed by July 2010.

Amounts accrued for restructuring costs at September 26, 2009, which are included in "Other current liabilities" in the accompanying consolidated balance sheet, consist of employee severance and benefit costs of approximately $0.5 million and lease termination and other facility closure costs of approximately $0.5 million.

Impairment Charges

The Company evaluates possible impairment of goodwill and other intangibles at the reporting unit level, which is an operating segment or one level below an operating segment, on an annual basis or whenever events or circumstances indicate that the carrying value of the assets may not be recoverable. During the second quarter of fiscal 2009, Dover experienced a decline in sales and profits resulting from the continued downturn in the economic environment and in consumer spending. As a result, the Company performed an assessment of Dover's goodwill and concluded that the carrying value of Dover's goodwill exceeded its estimated fair value. The Company recorded a pre-tax impairment charge of $15.6 million, representing 100% of Dover's goodwill, at the end of the second quarter. On an after-tax basis, the impairment charge was $10.2 million, or $.86 per diluted share.

In the third quarter of fiscal 2008, Creative Homeowner experienced a precipitous decline in sales and profits due in large part to the continued downturn in the housing market and reduction in store traffic at home improvement centers and other large retail chain stores. As a result, the Company performed an assessment of goodwill and other intangible assets and concluded that the carrying value of Creative Homeowner's goodwill and other intangible assets exceeded their fair value. The pre-tax impairment charge related to the goodwill, trade name, and customer list intangible assets of Creative Homeowner totaled $23.6 million. On an after-tax basis, the impairment charge was $15.4 million, or $1.25 per diluted share, in fiscal 2008.

Book Manufacturing Segment

SEGMENT HIGHLIGHTS
(dollars in thousands)

				Percent Change	
	2009	2008	2007	2009 vs. 2008	2008 vs. 2007
Net sales	$ 212,228	$ 229,792	$ 231,474	-7.6%	-0.7%
Gross profit	40,532	55,042	65,356	-26.4%	-15.8%
As a percentage of sales	19.1%	24.0%	28.2%		
Selling and administrative expenses	25,865	28,869	29,220	-10.4%	-1.2%
Operating income	$ 14,667	$ 26,173	$ 36,136	-44.0%	-27.6%

Revenues

Within this segment, the Company focuses on three key publishing markets: education, religious and specialty trade. Sales to the education market were down 9% to $87.6

million in fiscal 2009 compared to 2008. Higher-education sales were up for the year, particularly growth in sales of four-color college textbooks, while sales of elementary and high school textbooks were down, largely due to continued pressure on state and local school budgets. Sales to the specialty trade market were up 1% to $56.2 million compared to last year from growth in sales of four-color specialty trade books and sales to new customers. Sales to the religious market were down 9% to $59.6 million for the year compared to fiscal 2008, reflecting a difficult fundraising environment for religious organizations.

For fiscal 2008, sales to the education market were $96.5 million, down 5% from fiscal 2007, reflecting unexpectedly slow sales earlier in the year following the consolidation of two large educational publishers as well as cautious ordering throughout the industry. Sales to the religious market increased 4% to $65.7 million, including a 7% increase with the Company's largest customer. During 2008, the Company completed its multi-year technology upgrade and expansion program at its Philadelphia plant with the installation of a new press and binding equipment, providing both additional capacity to meet the volume needs of the Company's largest religious customer and significant gains in efficiency. These investments were an important part of a multi-year program designed to lower costs and support this customer's need for expanded scripture distribution around the world. In the specialty trade market, fiscal 2008 sales were $55.8 million, up 3% from the prior year, reflecting the acquisition of new customers as well as additional four-color business from Creative Homeowner following the expiration of its external manufacturing contract, which was in place when this business was acquired in 2006.

Cost of Sales /Gross Profit
A continuing decline in demand for one- and two-color books resulted in reduced capacity utilization at some of the Company's manufacturing plants. In response, faced with the weak economy and the need to reduce redundant capacity and lower costs, the Company closed its Book-mart Press manufacturing facility in the second quarter of fiscal 2009 and reduced one-color capacity in other manufacturing facilities. Cost of sales in this segment decreased 2% to $171.7 million in fiscal 2009 compared to the prior year, but increased as a percentage of sales, reflecting the impact of $3.8 million of restructuring costs and lower capacity utilization. Gross profit in the book manufacturing segment decreased to $40.5 million, or 19.1% of sales, compared to $55.0 million, or 24.0% of sales, last year. In addition to the impact of both lower sales and restructuring costs, the decline in gross profit in fiscal 2009 also reflects continued industry-wide competitive pricing pressures and reduced revenues from recycling programs.

In fiscal 2008, cost of sales in the book manufacturing segment increased 5% to $174.8 million compared to the prior year, including increased depreciation expense of $1.0 million related to the capital investments in recent years to expand capacity, as well as increased benefit costs. Gross profit decreased 16% to $55.0 million compared to fiscal 2007 and decreased as a percentage of sales to 24.0% from 28.2%, reflecting competitive pricing pressures and lower capacity utilization combined with the increases in depreciation expense and benefit costs.

Selling and Administrative Expenses
Selling and administrative expenses in the book manufacturing segment decreased 10% to $25.9 million, and, as a percentage of sales, decreased to 12.2% from 12.6% compared to fiscal 2008. These decreases resulted from reductions in staffing and other cost saving initiatives implemented in the past year along with reduced variable compensation, and were achieved despite restructuring costs of approximately $0.5 million in fiscal 2009.

In fiscal 2008, selling and administrative expenses in this segment were $28.9 million, a decrease of 1% from fiscal 2007, reflecting cost savings initiatives completed during the year and a decrease in variable compensation. As a percentage of sales, selling and administrative expenses were 12.6% of sales in both fiscal 2008 and 2007.

Operating Income
Operating income in the Company's book manufacturing segment in fiscal 2009 was $14.7 million, a decrease of 44% from fiscal 2008. This decrease reflects lower sales and capacity utilization, and includes restructuring costs of $4.3 million in fiscal 2009.

In fiscal 2008, operating income in this segment was $26.2 million, down 28% from fiscal 2007, due primarily to lower capacity utilization combined with higher depreciation expense and pricing pressures, which resulted in a drop in gross profit.

Specialty Publishing Segment

SEGMENT HIGHLIGHTS
(dollars in thousands)

				Percent Change	
	2009	2008	2007	2009 vs. 2008	2008 vs. 2007
Net sales	$ 46,769	$ 61,767	$ 72,890	-24.3%	-15.3%
Gross profit	16,907	22,746	30,682	-25.7%	-25.9%
As a percentage of sales	36.2%	36.8%	42.1%		
Selling and administrative expenses	19,096	22,852	23,246	-16.4%	-1.7%
Operating income (loss)	$ (2,189)	$ (106)	$ 7,436		

Revenues
The Company's specialty publishing segment is comprised of Dover, REA, and Creative Homeowner. Sales in fiscal 2009 were $46.8 million, down 24% from the prior year. Sales at Creative Homeowner decreased 49% in fiscal 2009 to $10.5 million compared to last year, reflecting the impact of ceasing its distribution service as well as the persistent weakness in the nation's housing sector, which has reduced store traffic and sales in the home center market, its largest channel. In November 2008, the Company announced that Creative Homeowner would cease its book distribution service for a single customer,

which was accomplished at the beginning of January, allowing Creative Homeowner to focus on its core publishing business. Revenues for Dover decreased 11% to $29.9 million compared to fiscal 2008, while REA's revenues were down 16%. Both Dover and REA were impacted by the drop in consumer spending as well as reductions in inventory by the major book retailers.

Sales in the specialty publishing segment in fiscal 2008 were $61.8 million, down 15% from fiscal 2007. The sales shortfall was largely due to Creative Homeowner where sales decreased 27% to $20.5 million. The continued slowdown in the housing market reduced store traffic and sales in the home center market, which is Creative Homeowner's largest channel. In addition, Creative Homeowner experienced unusually high returns in all retail channels in the latter half of the year and, as a result, increased its returns reserve by approximately $1 million over historical levels. The weakness in the housing market and its impact on the overall economy reduced consumer spending and sales for both Dover and REA. Sales at Dover in fiscal 2008 were $33.7 million, a 9% decrease compared to the prior year. Sales were down across most of Dover's sales channels as retailers ordered cautiously and managed inventories carefully. Sales at REA decreased 2% versus fiscal 2007 to $7.6 million for the year.

Cost of Sales/Gross Profit
Cost of sales in the specialty publishing segment decreased 23% to $29.9 million in fiscal 2009 reflecting lower sales volume compared to prior year periods. The reduction in cost of sales for this segment was offset in part by restructuring costs related to employee severance of $107,000. Gross profit as a percentage of sales for the segment was 36.2% compared to 36.8% in fiscal 2008 as the impact of lower sales volume was offset by cost savings initiatives, including cessation of Creative Homeowner's distribution activities.

In fiscal 2008, cost of sales in the specialty publishing segment decreased 8% to $39.0 million compared to fiscal 2007, reflecting lower sales volume combined with additional charges at Creative Homeowner. Creative Homeowner incurred costs of approximately $1.4 million in fiscal 2008 to increase inventory reserves and to write down its investment in titles that did not perform up to expectations. Gross profit for this segment decreased 26% to $22.7 million in fiscal 2008 compared to the prior year and, as a percentage of sales, decreased to 36.8% from 42.1% in fiscal 2007. Creative Homeowner reduced the overall gross profit percentage in the segment because of its lower-margin distribution operation and the previously discussed increased inventory reserve and other charges. Gross profit as a percentage of sales for Dover and REA combined was 47% in fiscal 2008, comparable to the prior year, as the benefit of productivity gains and cost reductions were offset by the impact of lower sales.

Selling and Administrative Expenses
Selling and administrative expenses in the specialty publishing segment decreased 16% to $19.1 million in fiscal 2009 compared to the prior year. The decline in such expenses reflects reduced costs related to Creative Homeowner's former distribution services as well as cost savings initiatives throughout the segment. These savings were offset in part by severance costs of $377,000 for restructuring charges earlier in the year related to centralizing back office and order fulfillment operations in the segment in order to reduce costs and improve efficiency.

In fiscal 2008, selling and administrative expenses for this segment were down 2% to $22.9 million compared to fiscal 2007, reflecting the impact of cost reduction programs in the latter half of fiscal 2008, particularly reductions in personnel at Creative Homeowner.

Operating Income (Loss)

The operating loss for the specialty publishing segment for fiscal 2009 was $2.2 million, compared to $106,000 last year, with modest profitability at Dover and REA offset by a loss at Creative Homeowner of $3.0 million. The operating loss in this segment reflects the sales shortfall resulting from reduced spending by both retailers and consumers, as well as restructuring charges of $0.5 million incurred earlier in the year. Results for fiscal 2009 in this segment also reflect losses incurred prior to winding down Creative Homeowner's distribution services in January 2009.

For fiscal 2008, the operating loss in the specialty publishing segment was $106,000, including a loss at Creative Homeowner of $4.9 million. In response, the Company took a variety of measures to streamline Creative Homeowner's operations and reduce market risks, including headcount reductions, inventory writedowns, a tightening of editorial focus, and began the cessation of the book distribution operation. Fiscal 2008 included approximately $1.4 million in charges to increase inventory reserves and write down the investment in underperforming titles.

Total Consolidated Company

Interest expense, net of interest income, decreased to $0.7 million in fiscal 2009 from $1.1 million in fiscal 2008 primarily due to lower interest rates. In fiscal 2008, interest expense, net of interest income, decreased $0.4 million to $1.1 million compared to fiscal 2007, also due to lower interest rates. The following table summarizes the average borrowings and average annual interest rate under the Company's revolving credit facility for the past three fiscal years.

	(Dollars in millions)		
	2009	2008	2007
Average revolving credit facility debt	$24.2	$24.8	$23.3
Average annual interest rate	1.5%	4.0%	5.9%

Interest expense also includes commitment fees and other costs associated with maintaining this credit facility. Interest capitalized in fiscal 2008 was $123,000, related primarily to the new press at the Philadelphia facility. Interest capitalized in fiscal 2007 was $169,000, primarily related to the expansion of the Kendallville, Indiana facility. No interest was capitalized in fiscal 2009.

The tax benefits in fiscal 2009 and 2008 related to the impairment charges incurred in each year were recognized at approximately 35% as the Company provided valuation allowances on the related deferred state tax assets. Excluding the impact of the impairment charges, the effective tax rate for fiscal 2009 was 33.9% compared to 36.8% in fiscal 2008. The reduction reflects a decrease in the federal statutory rate due to the lower earnings level, as well as a reduction in state taxes associated, in part, with the impact of recent tax legislation on deferred tax assets. These factors are not expected to recur and, as such, the effective tax rate in fiscal 2010 for the Company is expected to be approximately 38% to 38.5%. For fiscal 2008, the effective tax rate was 36.8%, excluding the impact of the impairment charge, which was comparable to the 37.0% tax rate in fiscal 2007.

On November 8, 2007, the Company announced the approval by its Board of Directors for the repurchase of up to $10 million of the Company's outstanding common stock from time to time at management's discretion either through the open market or privately negotiated transactions. During fiscal 2008, the Board of Directors of the Company expanded the Company's Share Repurchase Plan up to a total amount authorized under the plan of $20 million. Since the inception of the share repurchase program through September 27, 2008, the Company repurchased approximately 856,000 shares of common stock for approximately $19.6 million. No shares were repurchased in fiscal 2009.

For purposes of computing net income or loss per diluted share, weighted average shares outstanding for fiscal years 2009 and 2008 decreased by approximately 444,000 and 395,000 shares, respectively, compared to their prior years, primarily due to the repurchase of approximately 856,000 shares during fiscal 2008.

LIQUIDITY AND CAPITAL RESOURCES

Operating activities in fiscal 2009 provided $34.8 million of cash compared to $38.7 million in fiscal 2008. A net loss of $3.1 million included the non-cash, after-tax impairment charge of $10.2 million. In addition, stock-based compensation was $1.4 million, depreciation was $15.9 million, amortization of prepublication costs was $5.3 million, and amortization of other intangible assets was $0.2 million. Depreciation expense in fiscal 2009 includes approximately $0.6 million for the acceleration of depreciation of property, plant and equipment associated with closing the Book-mart Press facility in the second quarter. Working capital provided $4.7 million in cash in fiscal 2009, primarily due to an $11.5 million reduction in accounts receivable offset by a $6.0 million decrease in accounts payable.

Investment activities in fiscal 2009 used $15.1 million of cash. Capital expenditures were $10.1 million, compared with $12.9 million in fiscal 2008. Capital expenditures in 2009 included approximately $4 million for completion of a 150,000 square foot warehouse to replace leased warehouse space and to better support the significant expansion of the nearby manufacturing plant in Kendallville, Indiana, as well as approximately $2 million in deposits for digital print equipment. Capital expenditures also included investments to increase productivity, lower costs and improve employee safety. Fiscal 2010 capital expenditures are expected to be approximately $12 to $14 million, with approximately half of the spending relating to a new digital print operation. Prepublication costs in the specialty publishing segment in 2009 were $4.8 million compared to $5.0 million in the prior year. These costs are expected to be approximately $5 million in 2010.

Financing activities in fiscal 2009 used $19.5 million of cash. Cash dividends used $10.0

million while $10.1 million was used to reduce long-term debt. At September 26, 2009 and September 27, 2008, the Company had $13.5 million and $23.5 million, respectively, in borrowings under its $100 million long-term revolving credit facility, which bears interest at a floating rate not to exceed LIBOR plus 1.5%. The interest rate under this facility was 0.8% at September 26, 2009. The revolving credit facility, which matures in 2013, contains restrictive covenants including provisions relating to the maintenance of working capital, the incurrence of additional indebtedness and a quarterly test of EBITDA to debt service. The Company was in compliance with all such covenants at September 26, 2009. The facility also provides for a commitment fee not to exceed 3/8% per annum on the unused portion. The Company believes that its cash on hand, cash from operations and the available credit facility will be sufficient to meet its cash requirements through fiscal 2010.

The following table summarizes the Company's contractual obligations and commitments at September 26, 2009 to make future payments as well as its existing commercial commitments. The amounts in the table do not include interest expense. Purchase obligations represent commitments for capital expenditures.

		(000's omitted)			
		Payments due by period			
Contractual Payments:	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Long-Term Debt	$ 13,610	$ 96	$ 58	$ 13,456	$ -
Operating Leases	7,746	1,663	2,734	2,444	905
Purchase Obligations	648	648	-	-	-
Other Long-Term Liabilities	3,006	-	1,136	311	1,559
Total	$ 25,010	$ 2,407	$ 3,928	$ 16,211	$ 2,464

Long-term debt includes $13.5 million under the Company's long-term revolving credit facility, which has a maturity date of March 2013.

NEW ACCOUNTING PRONOUNCEMENTS

In December 2007, the Financial Accounting Standards Board ("FASB") issued authoritative literature on business combinations, which expands the definition of a business combination and changes the manner in which the Company accounts for business combinations beginning in fiscal 2010. Significant changes include the capitalization of IPR&D as an indefinite-lived asset, the recognition of certain acquired contingent assets and liabilities at fair value, the expensing of acquisition-related restructuring actions and transaction costs, and the recognition of contingent purchase price consideration at fair value on the acquisition date. In addition, post-acquisition changes in deferred tax asset valuation allowances and acquired income tax uncertainties will be recognized as income tax expense or benefit. The accounting treatment for taxes will be applicable to acquisitions that close both prior and subsequent to the adoption of this guidance. The Company will adopt this guidance at the beginning of the Company's

fiscal year 2010 and does not believe the adoption will have a material effect on its consolidated financial position, results of operations, or cash flow.
In April 2008, the FASB issued authoritative guidance for determining the useful life of intangible assets. The guidance amends the factors that should be considered in determining the useful life of a recognized intangible asset. The Company will adopt this guidance in the first quarter of 2010 and does not believe that the adoption will have a material effect on its consolidated financial statements.

In December 2008, the FASB issued enhanced disclosure requirements for defined benefit pension and other postretirement benefit plan assets. The additional disclosures are intended to provide users of financial statements with an enhanced understanding of (a) how investment allocation decisions are made, (b) the major categories of plan assets, (c) the inputs and valuation techniques used to measure the fair value of plan assets, (d) the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period and (e) significant concentrations of risk within plan assets. The Company is required to comply with these disclosure requirements beginning in fiscal 2010.

RISKS

Our businesses operate in markets that are highly competitive, and the Company faces competition on the basis of price, product quality, speed of delivery, customer service, availability of appropriate printing capacity and paper, related services and technology support. Some of our competitors have greater sales, assets and financial resources than our Company and others, particularly those in foreign countries, may derive significant advantages from local governmental regulation, including tax holidays and other subsidies. These competitive pressures could affect prices or customers' demand for our products, impacting both revenue and profit margins and/or resulting in a loss of customers and market share. The Company derived approximately 44% of its fiscal 2009 revenues from two major customers and approximately 50% of its fiscal 2008 revenues from three major customers. A significant reduction in order volumes or price levels from any of these customers could have a material adverse effect on the Company.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. On an ongoing basis, management evaluates its estimates and judgments, including those related to collectibility of accounts receivable, recovery of inventories, impairment of goodwill and other intangibles, prepublication costs and income taxes. Management bases its estimates and judgments on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Actual results may differ from these estimates. The significant accounting policies which management believes are most critical to aid in fully understanding and evaluating the Company's reported financial results include the following:

Accounts Receivable. Management performs ongoing credit evaluations of the Company's customers and adjusts credit limits based upon payment history and the customer's current credit worthiness. Collections and payments from customers are continuously monitored. A provision for estimated credit losses is determined based upon historical experience and any specific customer collection risks that have been identified. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Inventories. Management records reductions in the cost basis of inventory for excess and obsolete inventory based primarily upon historical and forecasted product demand. If actual market conditions are less favorable than those projected by management, additional inventory charges may be required.

Goodwill and Other Intangibles. Other intangibles include customer lists, which are amortized on a straight-line basis over periods ranging from ten to fifteen years. The Company evaluates possible impairment of goodwill and other intangibles at the reporting unit level, or one level below an operating segment, on an annual basis or whenever events or circumstances indicate that the carrying value of the assets may not be recoverable. The Company completed the annual impairment test at September 26, 2009, which resulted in no change to the nature or carrying amounts of its intangible assets in its book manufacturing segment. Due to a decline in sales and profits at Dover, resulting from the continued downturn in the economic environment and in consumer spending, the Company performed an interim test of Dover's goodwill in the second quarter of fiscal 2009. As a result of the impairment test, the Company concluded that the carrying value of Dover's goodwill exceeded its estimated fair value and recorded a pre-tax impairment charge of $15.6 million, representing 100% of Dover's goodwill. In the third quarter of fiscal 2008, the Company performed an interim impairment test for Creative Homeowner due to a precipitous decline in sales and profits at Creative Homeowner in the quarter. As a result of the impairment tests, the Company concluded that the carrying value of Creative Homeowner's goodwill and other intangible assets exceeded their estimated fair value. The total pre-tax impairment charge recorded in fiscal 2008 related to the goodwill, trade name, and customer list intangible assets of Creative Homeowner was $23.6 million. Changes in market conditions or poor operating results could result in a decline in value of the Company's goodwill and other intangible assets thereby potentially requiring an additional impairment charge in the future.

Prepublication Costs. The Company capitalizes prepublication costs, which include the costs of acquiring rights to publish a work and costs associated with bringing a manuscript to publication such as artwork and editorial efforts. Prepublication costs are amortized on a straight-line basis over periods ranging from three to five years. Management regularly evaluates the sales and profitability of the products based upon historical and forecasted demand. Based upon this evaluation, adjustments may be required to amortization expense. In fiscal 2009, such an adjustment was made for $0.2 million to accelerate the amortization of underperforming titles.

Income Taxes. The income tax provision and related accrued taxes are based on amounts reported on the Company's tax returns and changes in deferred taxes. Deferred income tax liabilities and assets are determined based upon the differences between the financial statement and tax bases of assets and liabilities. Changes in the recoverability of the Company's deferred tax assets or audits by tax authorities could result in future charges or credits to income tax expense, and related accrued and deferred taxes.

COURIER CORPORATION

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

(Dollars in thousands except per share data)

Fiscal 2009	First	Second	Third	Fourth
Operating Results:				
Net sales	$59,647	$59,360	$61,390	$68,419
Gross profit	14,428	10,623	14,077	18,603
Impairment charge	-	(15,607)	-	-
Net income (loss)	703	(11,173)	1,612	5,717
Net income (loss) per diluted share	0.06	(0.94)	0.14	0.48
Dividends declared per share	0.21	0.21	0.21	0.21
Stock price per share:				
Highest	20.37	17.90	17.40	17.43
Lowest	13.16	9.45	13.58	14.50

Fiscal 2008	First	Second	Third	Fourth
Operating Results:				
Net sales	$62,863	$67,787	$73,378	$76,296
Gross profit	16,741	19,369	19,014	22,755
Impairment charge	-	-	(23,850)	207
Net income (loss)	1,416	3,383	(12,372)	7,203
Net income (loss) per diluted share	0.11	0.27	(1.01)	0.60
Dividends declared per share	0.20	0.20	0.20	0.20
Stock price per share:				
Highest	37.84	33.01	26.19	22.54
Lowest	31.37	23.94	20.28	15.84

Diluted share amounts are based on weighted average shares outstanding.

Common shares of the Company are traded over-the-counter on the Nasdaq Global Select Market - symbol "CRRC."

There were 1,015 stockholders of record as of September 26, 2009.

COURIER CORPORATION

SCHEDULE II

CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS

	BALANCE AT BEGINNING OF PERIOD	ADDITIONS CHARGED TO COSTS AND EXPENSES	DEDUCTIONS	BALANCE AT END OF PERIOD
Allowance for uncollectible accounts:				
Fiscal year ended September 26, 2009	$ 1,611,000	$ 328,000	$ 339,000	$ 1,600,000
Fiscal year ended September 27, 2008	$ 1,531,000	$ 385,000	$ 305,000	$ 1,611,000
Fiscal year ended September 29, 2007	$ 1,593,000	$ 163,000	$ 225,000	$ 1,531,000
Returns allowance:				
Fiscal year ended September 26, 2009	$ 2,605,000	$ 4,379,000	$ 5,039,000	$ 1,945,000
Fiscal year ended September 27, 2008	$ 1,684,000	$ 6,596,000	$ 5,675,000	$ 2,605,000
Fiscal year ended September 29, 2007	$ 1,630,000	$ 4,694,000	$ 4,640,000	$ 1,684,000

Officers and Directors

Corporate Officers

James F. Conway III
Chairman, President and
Chief Executive Officer

Robert P. Story, Jr.
Executive Vice President
and Chief Operating Officer

Peter M. Folger
Senior Vice President and
Chief Financial Officer

Rajeev Balakrishna
Vice President,
General Counsel,
Clerk and Secretary

Anthony F. Caruso
Vice President

Peter A. Clifford
Vice President

Lee E. Cochrane
Vice President
and Treasurer

Peter R. Conway
Vice President

Christopher J. Kuppig
Vice President

David J. LaFauci
Vice President

Kathleen M. Leon
Vice President
and Controller

Diana L. Sawyer
Vice President

Peter D. Tobin
Vice President

Eric J. Zimmerman
Vice President

Courier Companies

Joseph L. Brennan
Vice President

Anthony F. Caruso
Vice President

Peter A. Clifford
Vice President

Thomas G. Connell
Vice President

Peter R. Conway
Vice President

Stephen M. Franzino
Vice President

Donald C. Hunter
Vice President

Peter D. Tobin
Vice President

Plant Managers

Christine M. Bitner
Courier Kendallville

Sharon L. Dobias
Courier Stoughton

Christine L. Holmes
Courier Westford

National Publishing Company

Robert F. Chilton III
Vice President

Michael LoRusso
Vice President

Moore Langen Printing Company, Inc.

Paul Campion
Vice President

Gregory Ruddell
Vice President

Courier Publishing, Inc.

Eric J. Zimmerman
Vice President

Lee M. Miller
Vice President

Joseph T. Casey
Vice President

Dover Publications, Inc.

Christopher J. Kuppig
President

Frank Fontana
Vice President

Ken Katzman
Vice President

Research & Education
Association, Inc.

Carl Fuchs
President

John Cording
Vice President

Lawrence Kling
Vice President

Roger Romano
Vice President

Pamela Weston
Vice President

Creative Homeowner

Richard Weisman
President

Timothy Bakke
Vice President

Directors

James F. Conway III
Chairman, President and
Chief Executive Officer

§ + • **Paul Braverman**
Corporate Director and Trustee

§ • **Kathleen Foley Curley**
Research Professor, Boston
University School of Management

§ • **Edward J. Hoff**
Vice President, Learning,
IBM Corporation

§ + • **Arnold S. Lerner**
Vice Chairman,
Enterprise Bank
and Trust Co.
(retiring January 2010)

§ + • **Peter K. Markell**
Vice President, Finance
Partners Healthcare Systems, Inc.

§ + • **Ronald L. Skates**
Private Investor and Director

Robert P. Story, Jr.
Executive Vice President
and Chief Operating Officer

§ • **W. Nicholas Thorndike**
Corporate Director and Trustee

§ • **Susan L. Wagner**
Vice President, Global
Strategic Insights,
Johnson and Johnson Inc.

§ Member of Compensation and
Management Development Committee

\+ Member of Audit and Finance Committee

• Member of Nominating and Corporate
Governance Committee

Corporate Information

Corporate Office

Courier Corporation
15 Wellman Avenue
North Chelmsford, MA 01863
(978) 251-6000
www.courier.com

Subsidiary Locations

Courier Companies, Inc.
15 Wellman Avenue
North Chelmsford, MA 01863
(978) 251-6000

Courier Kendallville, Inc.
2500 Marion Drive
Kendallville, IN 46755
(978) 251-6000 or
(260) 347-3044

Courier Stoughton
200 Shuman Avenue
Stoughton, MA 02072
(978) 251-6000

Courier Westford
22 Town Farm Road
Westford, MA 01886
(978) 251-6000

National Publishing Company
11311 Roosevelt Boulevard
Philadelphia, PA 19154
(215) 676-1863

Moore Langen Printing Company, Inc.
200 Hulman Street
Terre Haute, IN 47802
(812) 234-1585
www.moorelangen.com

Dover Publications, Inc.
31 East 2nd Street
Mineola, NY 11501
(516) 294-7000
www.doverpublications.com

Research & Education Association, Inc.
61 Ethel Road West
Piscataway, NJ 08854
(732) 819-8880
www.rea.com

Creative Homeowner
24 Park Way
Upper Saddle River, NJ 07458
(201) 934-7100
www.creativehomeowner.com

Counsel

Goodwin Procter LLP

Auditors

Deloitte & Touche LLP

Transfer Agent and Registrar

Computershare Trust
Company, NA.

Common Shares

Traded over-the-counter
on the NASDAQ Global
Select Market as "CRRC"

Annual Meeting of Stockholders

The annual meeting
will be held at the
Radisson Hotel Nashua
11 Tara Boulevard
Nashua, NH
on January 20, 2010

At Courier we continuously work to meet our customers' goals for books with minimal environmental impact. We achieve this through utilizing environmentally responsible manufacturing processes in which emissions are reduced, energy is conserved and comprehensive recycling programs are in place. In addition, we source materials from responsibly managed forests, mills and other suppliers and, last but far from least, our book manufacturing is here in the United States, where environmental, health and safety regulations are among the strictest in the world.

In addition, Courier has achieved triple certification to the Forest Stewardship Council (FSC), Sustainable Forestry Initiative (SFI), and Programme for the Endorsement of Forestry Certification (PEFC) programs. This allows us to label publishers' books to reflect responsible environmental management from the forests through the book manufacturing process.

Courier also created and manages the widely adopted Green Edition™ program, which enables our customers to showcase their commitment to higher environmental standards in a manner that captures consumers' attention.

And printing on recycled paper helps minimize our consumption of trees, water and fossil fuels. This annual report was printed on paper made with at least 30% post-consumer waste. According to Environmental Defense's Paper Calculator, by using this recycled paper instead of conventional papers, we achieved the following environmental benefits:

Trees saved: 15 — Air emissions eliminated: 1,409 pounds
Water saved: 6,787 gallons — Solid waste eliminated: 412 pounds

For more information on our environmental practices, please visit us at www.courier.com/green.


GREEN
EDITION
Planet Friendly Publishing
✔ Made in the United States
✔ Printed on Recycled Paper
Text: 30% Cover: 50%
Learn more: www.greenedition.org

Courier

Courier Corporation
15 Wellman Avenue
North Chelmsford, MA 01863
www.courier.com


GREEN
EDITION

Planet Friendly Publishing
✓ Made in the United States
✓ Printed on Recycled Paper
Text: 30% Cover: 50%
Learn more: www.greenedition.org